WESTJET

FOR IMMEDIATE RELEASE

WestJet announces agreement with Boeing to purchase 20 additional aircraft

Airline purchases aircraft to fuel strong demand for exceptional guest experience

CALGARY, Alberta. July 31, 2007. WestJet today announced it has signed an agreement with The Boeing Company for the purchase of 20 Boeing 737 Next-Generation aircraft.

Ken McKenzie, WestJet Executive Vice-President, Operations commented, "Consumer demand for WestJet continues to grow. We have had a significant impact on the North American airline industry and require these additional aircraft to satisfy the demands of our guests for our services in Canada, the United States, the Caribbean and Mexico."

Fourteen aircraft are scheduled to be delivered in 2012 with an additional six in 2013. The agreement is for the purchase of 737-700 series aircraft with options on all aircraft to be converted to 737-800 if desired.

"This is one of the largest orders in WestJet's history," added Mr. McKenzie. "From a financial perspective, we are one of the healthiest airlines in North America. Our proven brand and unique culture combined with the support of our guests gives us the ability to grow over the next decade. Through 2013, we have numerous capacity deployment opportunities in which we envision WestJet flying to over 60 destinations in North America, Mexico and the Caribbean on a scheduled basis."

Ray Conner, Vice-President for the Americas, Boeing Commercial Airplanes said, "WestJet is a significant partner for Boeing. We are confident in WestJet's continued success with their strong cash position, their ability to generate positive cash flow and their position as one of the most profitable airlines in North America. We are pleased to be able to provide the most successful commercial aircraft in aviation history to help fuel WestJet's growth."

WestJet is Canada's leading low-fare airline offering scheduled service throughout its 38-city North American and Caribbean network. Named Canada's most admired corporate culture in 2005 and 2006, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

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For additional information, please contact:
WestJet Media Relations
Telephone: (403) 444-2615
Website: www.westjet.com

8234992

WESTJET

FOR IMMEDIATE RELEASE

WestJet announces strong second quarter operating results
Airline continues momentum with record year-to-date earnings of $41.4 million

CALGARY, ALBERTA--(CCNMatthews - Aug. 1, 2007) - WestJet (TSX:WJA) today announced second quarter net earnings of $11.5 million. The airline reported earnings of $22.4 million in the same period last year. WestJet's year-to-date net earnings were a record $41.4 million compared to $35.2 million in the same period of 2006, an increase of over 17 per cent.

As reported on July 19, 2007, the airline's second quarter net earnings were impacted by the one-time non-recurring impairment loss related to costs previously capitalized for the aiRES project, which impacted the company's earning from operations by $31.9 million ($22.2 million after tax).

Excluding the reservation system write-down, the airline's earnings from operations produced record second quarter and year-to-date operating margins of 12.1 per cent for the quarter and 11.6 per cent for the first six months of 2007.

Sean Durfy, WestJet President said today, "Our people worked very hard for these results and we thank them for their continued efforts. Excluding the impact of the non-cash aiRES write-down, our second quarter earnings from operations increased by over 58 per cent."

Diluted earnings per share were nine cents for the quarter compared to 17 cents in the same period last year, a decrease of 47.1 per cent. Year to date, diluted earnings per share were 32 cents up from 27 cents in 2006, an increase of 18.5 per cent.

Second quarter revenue rose to $504.8 million, compared to $424.0 million in the second quarter of 2006, an improvement of over 19 per cent. Year to date, revenue increased to $984.0 million compared to $810.7 million in 2006, an increase of 21.4 per cent.

Operating Highlights

	Q2 2007	Q2 2006	% change	YTD 2007	YTD 2006	% change
Load Factor	80.9%	77.5%	3.4 pts.	81.0%	78.4%	2.6 pts.
ASM (available seat miles) billions	3.488	3.002	16%	6.938	5.899	18%
RPM (revenue passenger miles) billions	2.822	2.326	21%	5.620	4.626	21%
RASM (revenue per available seat						

mile) cents	14.47	14.12	2.5%	14.19	13.74	3.3%
Yield (revenue per passenger mile) cents	17.89	18.23	(1.9%)	17.51	17.52	(0.1%)
CASM(1)(cost per available seat mile) cents	12.72	12.84	(0.9%)	12.51	12.64	(1.0%)
CASM(1) excluding fuel cents	9.27	9.36	(1.0%)	9.19	9.25	(0.6%)

(1) excludes reservation system write-down of $31.9 million

Sean Durfy commented, "We produced record load factors and improved RASM while increasing our capacity significantly. This is a strong indicator that we are delivering on our commitment to provide an exceptional guest experience, while offering our guests a friendly reliable service and a schedule that suits their travel needs.

"Yields were down slightly this quarter; however this was more than offset by the increase in load factor which means more guests are flying and experiencing WestJet. This resulted in a 2.5 per cent increase in RASM which aligned with our expectations.

"We had a slight decrease in our fuel costs per ASM this quarter, due in part to the strengthening Canadian dollar. We were able to reduce our CASM while still significantly growing our business. This clearly demonstrates the commitment of WestJetters to deliver on our low-cost strategy in an effective manner.

"Our seasonal capacity deployment strategy of redirecting our aircraft, based on the winter and summer travel demands of Canadians, has produced record operating results. In the second quarter, we increased our flying capacity into our domestic schedule, while still developing a more robust schedule in our transborder markets than we had in the previous year. The success of our sun destinations, during the winter travel season, has encouraged us to further build our international schedule. We announced three new destinations: Montego Bay (Jamaica), Puerto Plata (Dominican Republic) and Punta Cana (Dominican Republic); and Transport Canada recently granted us designations to fly into four Mexican destinations. As we continue to take delivery of new aircraft, we see numerous opportunities and markets to profitably deploy our increased capacity.

"Adding these sun destinations has additional benefits for WestJet Vacations. As we increase our network and guests become familiar with our vacation products, we have been able to strengthen our WestJet Vacations business from a revenue and guest experience perspective.

"In the second quarter we welcomed Don Hougan, a WestJet Captain, to our Board of Directors, replacing James Homeniuk as our PACT Representative. We were also pleased to have Ferio Pugliese join us in June as our new Executive Vice-President of People.

"We wish WestJet co-founder Don Bell much happiness in his recently announced retirement and thank him for his important role in developing WestJet's culture. We are confident the

culture first created over 11 years ago will continue to grow and live on in each and every WestJetter.

"In the third quarter we will add three more aircraft, bringing our fleet size to 68 737s by the end of September, and we will increase our capacity by 14 per cent.

"We are now a team of more than 6,400 WestJetters. Working with such a large group of people who share such similar values and who are committed to an exceptional experience for each of our guests is the greatest strength of our airline. The success of this quarter, as well as every other triumph or achievement WestJet celebrates, belongs to all of us."

The airline also reported second quarter and year-to-date operational performance.

	Q2 2007	Q2 2006	% change	YTD 2007	YTD 2006	% change
On-time performance	88.5%	92.0%	(3.5 pts.)	82.3%	79.5%	2.8 pts.
Completion rate	99.4%	99.6%	(0.2 pts.)	99.0%	99.4%	(0.4 pts.)
Bag ratio	3.47	4.03	13.9%	4.37	4.77	8.4%

Second quarter 2007 Management's Discussion and Analysis of financial results

Forward-looking information

Certain information set forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. These forward looking statements typically contain the words "anticipate", "believe", "estimate", "intend", "expect", "may", "will", "should" or other similar terms. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, including the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to capacity fluctuations and pricing environment), labour matters, government regulation, stock-market volatility and the ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.

Additional information relating to WestJet, including Annual Information Forms and financial statements, is located on SEDAR at www.sedar.com.

To supplement its consolidated financial statements presented in accordance with Canadian generally accepted accounting principles (GAAP), the Company uses various non-GAAP performance measures, including ASM, CASM, RASM, yield, operating revenues, operating margin and load factor as defined below. These measures are provided to enhance the user's overall understanding of the Company's current financial performance and are included to provide investors and management with an alternative method for assessing the Company's operating results in a manner that is focused on the performance of the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance with or an alternative for GAAP and may be different from measures used by other companies.

Operational terms

Operating revenues: Total of guest revenues, charter and other revenues and interest income

Operating margin: Earnings from operations divided by total revenues

ASMs - Available Seat Miles: Total passenger capacity (calculated by multiplying the total number of seats available for sale by the total distance flown)

RPMs - Revenue Passenger Miles: Passenger traffic (number of revenue passengers, multiplied by the total distance flown)

Load Factor: Total capacity utilization (proportion of total ASMs occupied by revenue passengers)

Yield - Revenue per RPM: Unit yield (total revenue generated per RPM)

RASM - Revenue per ASM: Unit revenue (total revenue divided by ASMs)

CASM - Cost per ASM: Unit costs (operating expenses divided by ASMs)

Selected quarterly unaudited financial information

The table below sets forth selected data derived from our consolidated financial statements for the eight previous quarters ended June 30, 2007. This table has been prepared in accordance with Canadian generally accepted accounting principles and are reported in Canadian dollars. This information should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006 and related notes thereto.

(IN MILLIONS EXCEPT PER SHARE DATA)

	Three Months Ended			
	June 30 2007	Mar. 31 2007	Dec. 31 2006	Sept. 30 2006
Total revenues	$ 505	$ 479	$ 459	$ 502
Net earnings	$ 12	$ 30	$ 27	$ 53
Basic earnings per share	$ 0.09	$ 0.23	$ 0.21	$ 0.41
Diluted earnings per share	$ 0.09	$ 0.23	$ 0.21	$ 0.41

	Three Months Ended June 30 2006	Mar. 31 2006	Dec. 31 2005	Sept. 30 2005
Total revenues	$ 424	$ 387	$ 368	$ 406
Net earnings	$ 22	$ 13	$ 1	$ 30
Basic earnings per share	$ 0.17	$ 0.10	$ 0.01	$ 0.24
Diluted earnings per share	$ 0.17	$ 0.10	$ 0.01	$ 0.23

Our business is seasonal in nature with varying levels of activity throughout the year. We traditionally experience increased domestic travel in the summer months and more demand for transborder and charter sun destinations over the winter period. However, we have been able to alleviate the affects of the seasonal demand by allocating our network capacity to our various markets as appropriate based on demand in the season.

In the quarter ended December 31, 2005, the reported net earnings of $1.0 million were impacted by elevated jet fuel prices caused by that season's hurricanes.

Highlights

In the three months ended June 30, 2007, we reported net earnings of $11.5 million ($0.09 per share) compared to $22.4 million ($0.17 per share) in the comparable quarter in 2006. Our net earnings this quarter were negatively impacted by a non-cash write-down of $31.9 million ($22.2 million after tax) in capitalized costs for the assets associated with WestJet's aiRES reservation system project. In the second quarter of 2006, the settlement of the Air Canada lawsuit resulted in a $15.6 million charge ($10.8 million after tax) which was more than offset by favourable tax legislation changes of $11.2 million. For the first half of 2007, our net earnings rose 17.6 per cent to $41.4 million compared to $35.2 million for the same period in 2006.

In the three and six months ended June 30, 2007, excluding the reservation system write-down of $31.9 million, we generated earnings from operations of $61.1 million and $114.5 million which resulted in operating margins of 12.1 and 11.6 per cent respectively. These results represent the highest second quarter and first half-year earnings from operations and operating margins in our history. These were up significantly from our previous records for earnings from operations of $38.6 million and $64.9 million and operating margins of 9.1 per cent and 8.0 per cent which were achieved in the same periods of 2006. The growth in our earnings from operations continues to be driven primarily by additional capacity, record load factors, overall improvement in our RASM and continued cost control.

This quarter's results reflect the continued success of our capacity management strategy. By reallocating our capacity from U.S. charter and sun destinations to our Canadian markets, in addition to overall capacity growth of 16 per cent, we continued to experience record traffic for each month as well as improved RASM by 2.5 per cent compared to the same periods in 2006.

We remain focused on cost control. Excluding the reservation system write-down, our unit costs decreased by 0.9 and 1.0 per cent for the three and six months ended June 30, 2007, compared to the same periods in 2006.

Our revenue results for the first half of the current year continued to show strong growth. Our capacity increased 18 per cent over the prior year and our RPMs increased by 21 per cent. Our load factor in this period was 81.0 per cent which is another record for our airline. We maintained our yield at 17.51 cents per passenger mile and improved our RASM by 3.3 per cent.

	Three months ended June 30		
	2007	2006	increase (decrease)
ASMs	3,488,485,738	3,002,241,066	16%
RPMs	2,822,372,023	2,325,802,995	21%
Load factor	80.9%	77.5%	3.4
Yield (cents)	17.89	18.23	(1.9%)
RASM (cents)	14.47	14.12	2.5%
Cost per passenger mile (cents)(1)	15.72	16.57	(5.1%)
CASM (cents)(1)	12.72	12.84	(0.9%)
Fuel consumption (litres)	173,222,765	146,386,704	18%
Fuel cost/litre (cents)	69.4	71.4	(3%)
Segment guests	3,229,146	2,700,404	20%
Average stage length (miles)	834	823	1%
Number of full-time equivalent employees at period end	5,350	4,603	16%
Fleet size at period end	65	57	14%
Aircraft available for use	65	57	14%

	Six months ended June 30		
	2007	2006	increase (decrease)
ASMs	6,937,533,552	5,899,348,947	18%
RPMs	5,619,542,312	4,626,250,470	21%
Load factor	81.0%	78.4%	2.6
Yield (cents)	17.51	17.52	(0.1%)
RASM (cents)	14.19	13.74	3.3%
Cost per passenger mile (cents)(1)	15.47	16.12	(4.0%)
CASM (cents)(1)	12.51	12.64	(1.0%)
Fuel consumption (litres)	345,381,068	288,678,322	20%
Fuel cost/litre (cents)	66.7	69.3	(4%)
Segment guests	6,269,735	5,321,596	18%
Average stage length (miles)	846	827	2%
Number of full-time equivalent employees at period end	5,350	4,603	16%

Fleet size at period end	65	57	14%
Aircraft available for use	65	57	14%

(1) Excludes reservation system write-down of $31.9 million

Revenues

	Three months ended June 30		
	2007	2006	%increase/ (decrease)
($ in thousands)			
Guest revenues	$ 449,312	$ 377,107	19%
Charter and other	50,198	43,634	15%
Interest income	5,284	3,231	64%
	$ 504,794	$ 423,972	19%
RASM (cents)	14.47	14.12	2.5%

	Six months ended June 30		
	2007	2006	%increase/ (decrease)
($ in thousands)			
Guest revenues	$ 840,044	$ 692,886	21%
Charter and other	134,275	112,225	20%
Interest income	9,683	5,594	73%
	$ 984,002	$ 810,705	21%
RASM (cents)	14.19	13.74	3.3%

Our total guest revenues increased by 19 per cent from $377 million to $449 million for the second quarter of 2007 on capacity growth of 16 per cent. For the six months ended June 30, 2007, our guest revenues increased by 21 per cent from $693 million to $840 million on capacity growth of 18 per cent. For the second quarter and first half of 2007, our RASM increased by 2.5 per cent and 3.3 per cent compared to the prior year periods, driven primarily by our record load factor increases of 3.4 percentage points and 2.6 percentage points to 80.9 per cent and 81.0 per cent respectively.

During the second quarter of 2007, we transitioned 21 per cent of our total capacity from our winter schedule of U.S., international and charter destinations to Canadian domestic markets. This transition occurred in the context of a 16 per cent year-over-year quarterly capacity

increase. This represented the largest single increase in domestic flying in our 11-year history and the largest seasonal reallocation of capacity we have ever undertaken. As demonstrated by our high load factors, this capacity increase was absorbed by the market, although it contributed to a decrease in our second quarter yield from 18.23 cents to 17.89 cents. This strategy has helped us alleviate the traditionally seasonal fluctuation of the airline business by optimizing the allocation of our ever-growing capacity.

For the three and six months ended June 30, 2007, our load factors averaged 80.9 and 81.0 per cent which are increases compared to the previous year when the loads averaged 77.5 and 78.4 per cent respectively. Load factors for the second quarter of 2007 and 2006 represented the highest second quarter load factors in our history. WestJet satisfaction surveys reveal that almost 90 per cent of our guests will fly with us again and will recommend our airline to others; therefore, we believe that our focus on load factors in the second quarter provides a strong foundation for the upcoming quarters.

Our charter and other revenues are up 15 and 20 per cent in the three and six months ended June 30, 2007, compared to the prior year, due mainly to a substantial increase in ancillary revenue including service fees and incremental WestJet Vacations non-air revenue offset by a modest decrease in charter revenue.

Costs

Cost per ASM (cents)(1)	Three months ended June 30 2007	2006	%increase/ (decrease)	Six months ended June 30 2007	2006	%increase/ (decrease)
Aircraft fuel	3.45	3.48	(0.9%)	3.32	3.39	(2.1%)
Airport operations	2.04	1.98	3.0%	2.12	2.06	2.9%
Flight operations and navigational charges	1.84	1.88	(2.1%)	1.83	1.78	2.8%
Sales and marketing	1.30	1.38	(5.8%)	1.21	1.29	(6.2%)
Depreciation and amortization	0.89	0.93	(4.3%)	0.89	0.88	1.1%
General and administration	0.72	0.72	-	0.69	0.71	(2.8%)
Inflight	0.60	0.54	11.1%	0.58	0.52	11.5%
Aircraft leasing	0.57	0.59	(3.4%)	0.55	0.61	(9.8%)
Maintenance	0.54	0.53	1.9%	0.53	0.60	(11.7%)
Interest expense	0.53	0.56	(5.4%)	0.54	0.55	(1.8%)
Guest services	0.24	0.25	(4.0%)	0.25	0.25	-
	12.72	12.84	(0.9%)	12.51	12.64	(1.0%)
CASM, excluding fuel(1)	9.27	9.36	(1.0%)	9.19	9.25	(0.6%)

(1) Excludes reservation system write-down of $31.9 million

In the three and six months ended June 30, 2007, we were able to grow our capacity by 16 per cent and 18 per cent, respectively, compared to the prior periods while also achieving a

reduction in our total cost per ASM by 0.9 and 1.0 per cent for these same periods, excluding the reservation system write-down of $31.9 million.

Our second quarter unit costs were primarily impacted by numerous CASM decreases from the same period last year including sales and marketing (0.08 cents or 5.8 per cent) and flight operations and navigational (0.04 cents or 2.1 per cent). These decreases were partially offset by CASM increases in inflight (0.06 cents or 11.1 per cent) and airport operations (0.06 cents or 3.0 per cent).

For the first half of 2007, the most significant variances in unit costs came from CASM decreases in fuel (0.07 cents or 2.1 per cent), sales and marketing (0.08 cents or 6.2 per cent), aircraft leasing (0.06 cents or 9.8 per cent) and maintenance (0.07 cents or 11.7 per cent) which were offset slightly by CASM increases in inflight (0.06 cents or 11.5 per cent) and airport operations (0.06 cents or 2.9 per cent).

Fuel

Fuel represents WestJet's most significant cost, representing approximately 25 per cent of total operating expenses. In the second quarter of 2007, our fuel cost per ASM decreased slightly from 3.48 cents to 3.45 cents compared to the same quarter in 2006. The drop in the average price of jet fuel per litre by 2.8 per cent, due in part to a strengthening Canadian dollar, was partially offset by an increase in fuel burn due to higher load factors in the quarter. Year-to-date fuel cost per ASM decreased from 3.39 cents to 3.32 cents for the same reasons outlined above.

To help mitigate our exposure to fluctuations in jet fuel prices, we periodically use short-term and long-term financial and physical derivatives and account for these derivatives as cash flow hedges. As at June 30, 2007, we had no outstanding hedge contracts.

Airport operations

Airport operations expense consists primarily of airport landing and terminal fees as well as ground handling and charter costs. These expenditures typically fluctuate depending on destinations, aircraft weights and inclement weather conditions. Transborder flights are more expensive than domestic flights due to increased charges from domestic airports on the inbound leg of these flights.

For the three months ended June 30, 2007, our cost per ASM increased by 3.0 per cent which is in line with the weighted average increase in airport rates and fees across our network of destinations. We also increased our transborder departures, as a percentage of overall departures, by 3.0 percentage points compared to the second quarter in 2006.

For the first half of 2007, we showed a 2.9 per cent increase in our airport operations cost per ASM. This was due to airport rate increases as well as changes to our destination mix whereby transborder departures increased as a percentage of overall departures by 3.7 percentage points compared to the prior year. In addition, the particularly harsh Canadian winter drove up our 2007 de-icing costs as well as our costs to accommodate displaced guests due to cancelled or rerouted flights.

Flight operations and navigational charges

Flight operations and navigational charges consist mainly of pilot salaries, benefits, training, stock-based compensation expense, salaries and benefits for operations control centre staff and fees levied by NAV Canada related to air traffic control.

For the second quarter of 2007, our flight operations and navigational charge per ASM decreased by 2.1 per cent from 1.88 cents to 1.84 cents. This is mainly due to lower stock-based compensation expense as a result of the 2006 pilot agreement, as well as a decrease in the NAV Canada charges owing to increased transborder traffic and a decrease in their rates in September 2006.

Year-to-date cost per ASM was 2.8 per cent higher than the first half of 2006 due mainly to timing of the change in total pilot compensation agreements offset by the decrease in NAV Canada rates.

Sales and marketing

Sales and marketing expenses consist mainly of travel agency commissions and advertising. For the first half of 2007, our sales and marketing CASM decreased by 6.2 per cent compared to the prior year. In part, this gain was due to leveraging previous market building efforts in Eastern Canada and realizing advertising scale opportunities. In the second quarter, advertising and promotions were down 15 per cent or $1.7 million over the previous year. Furthermore, we continue to grow our contracted business with corporate Canada as we add aircraft, new markets and frequency into key business markets. Our ability to efficiently work with corporate Canada continued to improve. We are now able to offer corporate discounts, at the time of booking, through a multitude of channels. As well, web efforts have focused on improving the performance of our system from the end-user perspective. A multi-stage improvement program has been implemented and currently the performance of the system, in terms of load time, has been reduced by more than eight seconds. This represents a load-time performance improvement of close to 40 per cent on westjet.com. This will contribute to increased utilization of the web which is one of our most cost-effective booking channels.

Depreciation and amortization

The most significant item impacting the comparison of our 2007 and 2006 second quarter depreciation costs was the $1.2 million in amortization of transaction costs related to legal and financing fees on long-term debt that were recorded in the second quarter of 2006. Starting January 1, 2007, we are now expensing these costs as incurred, as per CICA handbook section S.3855, as general and administration expense. No transaction costs were incurred in the second quarter of 2007.

Our year-to-date depreciation and amortization cost per ASM increased by 1.1 per cent to 0.89 cents from 0.88 cents. This increase is a result of the one-time favourable adjustments recorded in the first quarter of 2006 related to the disposals of the 737-200 capital leases, which represented the final transition of our aircraft to a modernized, higher-efficiency Next-

Generation fleet. The impact of this adjustment was offset by $2.3 million in amortization of transaction costs in the first half of 2006.

Inflight

Our inflight expense consists mainly of flight attendant salaries, benefits, travel costs and training. Our inflight CASM increased by 11.1 per cent and 11.5 per cent for the three and six months, respectively, ended June 30, 2007 compared to the prior year. These increases are mainly due to a one-time market wage adjustment on May 1, 2007, increased hotel rates as well as higher training costs due to a change in training compensation philosophy in May 2006 whereby we are now paying for a greater proportion of initial and recurrent annual training.

Aircraft leasing

In February and late March of this year, we added two new leased 737-700 aircraft to our fleet, bringing us to a total of 65 aircraft. We now lease a total of 20 Next-Generation aircraft, representing 31 per cent of our total fleet.

Aircraft leasing costs per ASM decreased by 3.4 per cent and 9.8 per cent in the three and six months ended June 30, 2007, respectively, primarily as a result of the strengthening of the Canadian dollar and the dilution of increased costs over a greater number of seat miles from the 16 and 18 per cent growth in our operating capacity versus the prior year's comparative periods.

Maintenance

Our unit maintenance cost of 0.54 cents for the second quarter of 2007 was 1.9 per cent higher than in 2006 due mainly to the increase in the number of aircraft out of warranty a year later. At June 30, 2006, six out of 57 aircraft in our fleet were out of warranty and at June 30, 2007, 20 out of 65 aircraft were out of warranty. The impact of this on our unit cost is mitigated by the strengthening Canadian dollar as well as the dilutive effect of our 16 per cent capacity growth quarter over quarter.

For the six months ended June 30, 2007, our unit maintenance cost of 0.53 cents was 11.7 per cent lower than the first half of 2006 due mainly to the $4.6 million in incremental maintenance costs incurred in 2006 related to the purchase and sale of the remaining 737-200 aircraft.

Loss on impairment of reservation system

During the second quarter of 2007, we continued our discussions with the vendor of the aiRES reservations system regarding an amendment of the aiRes contract. Following these discussions, we reached an agreement to discontinue negotiations on an amendment to the aiRES contract. We concluded that implementing a future version of aiRES in the timeframe needed to meet our requirements is highly unlikely. As we can not assure the recovery of costs previously capitalized in connection with the reservation system, we have recognized an impairment loss of $31.9 million.

Our current reservation system has been upgraded and is fully supported to meet our strategic plan for the remainder of 2007 and throughout 2008. All of the key functionalities we require to achieve our objectives are available to us. We will review our options for a new reservation system, from a variety of companies, including Travelport, to meet our strategic plan beyond 2008.

Foreign Exchange

The foreign exchange gains and losses that we realize are largely attributable to the effect of the changes in the value of the Canadian dollar, relative to the US-dollar, on our US-denominated net monetary assets over the respective periods. These assets, totalling approximately US $80 million, consist of US-dollar cash and cash equivalents and security deposits on various leased and financed aircraft. We hold US-denominated cash and short-term investments to reduce the foreign currency risk inherent in our US-dollar expenditures. We reported an unrealized foreign exchange loss of $6.9 million and $7.2 million during the three and six months ended June 30, 2007, respectively, on the revaluation of our US-dollar monetary assets. This compares to $3.2 million and $3.0 million during the same periods in the prior year.

Operationally, we benefit from the strengthening Canadian dollar on our expenditures which are either denominated in US-dollars or linked to U.S. indices. These expenditures represent approximately 28 per cent of our total spend, primarily in fuel, aircraft leasing and certain maintenance costs.

Income tax expense (recovery)

Our tax expense for the three and six months ended June 30 in 2007 and 2006 is lower than would otherwise be expected because of substantively enacted corporate tax rate reductions during the second quarter in both years. In 2007, the revaluation of our future tax resulted in a recovery of approximately $2.3 million of future income tax expense and in 2006, the revaluation totalled approximately $11.2 million.

Financial position

At June 30, 2007, our total cash and cash equivalents were $546 million compared to $378 million at December 31, 2006. Our financial position remained strong as we were able to achieve yet another increase in our working capital ratio from 1.0 to 1.1 compared to December 31, 2006.

Our debt-to-equity ratio at June 30, 2007 was 2.26 to 1, including $440 million in off-balance-sheet debt related to the present value of operating lease obligations. This compares favourably to our debt-to-equity ratio at December 31, 2006 of 2.34 to 1. Our debt-to-equity ratio was impacted negatively by an adjustment to our opening retained earnings during the period as a result of the adoption of the new CICA Handbook sections for Financial Instruments. Effective January 1, 2007, we adjusted our opening retained earnings balance by $36.6 million (net of future tax of $16.3 million) related to transaction costs on long-term debt we previously included in other assets. Without this adjustment, our debt-to-equity ratio at June 30, 2007 would have been 2.16 to 1.

Operating cash flow

Operating cash flow in the second quarter and first half of 2007 was $149 million and $294 million compared to $113 million and $196 million in the same periods in 2006 due to growth in earnings from operations.

Financing cash flow

In the second quarter of 2007, our total cash flow used in financing activities was $50 million, consisting mainly of $37 million in long-term debt repayments and $12 million for the repurchase of WestJet shares. Under the terms of our normal course issuer bid, which was approved in February 2007, we repurchased 745,700 shares. This effectively eliminated the impact of dilution resulting from the granting of shares under the terms of our stock option program. In the second quarter of 2006, cash flow from financing activities totalled $42 million and was made up primarily of long-term debt issuances of $77 million, net of $31 million in long-term debt repayments.

In the first half of 2007, our financing cash outflow totalled $103 million and consisted mainly of $80 million in long-term debt repayments, $12 million in repurchased shares and $9 million in deposits on future leased aircraft. In the comparable period in 2006, cash flow from financing activities was $146 million, which was made up of an increase of $216 million in long-term debt to finance six aircraft offset by $59 million in long-term debt repayments and $9 million in deposits on future leased aircraft.

At June 30, 2007, we had commitments to take delivery, through the second half of 2007 to 2009, of an additional 20 Next-Generation aircraft, of which seven will be owned and 13 will be leased. In the remainder of 2007, we will receive five aircraft (four 737-700s and one 737-800) and in 2008 and 2009, we will receive six (five 737-700s and one 737-800) and nine aircraft (seven 737-700s and two 737-800s) respectively.

In addition, on July 12, 2007, we signed a Letter of Intent to lease an additional three aircraft for 2010 with options to lease three more aircraft in 2011.

Investing cash flow

Cash used in investing activities for the second quarter and first half of 2007 totalled $18 million and $19 million, respectively, compared to $82 million and $242 million in the previous year's comparable periods. In the current year, our investing activities were primarily related to Boeing deposits on future aircraft deliveries offset by $13.7 million received in the first quarter related to the sale of two engines. In 2006, cash used in investing activities was also primarily related to new aircraft acquisitions.

On July 12, 2007, we received Final Commitment of US $105.6 million from the Ex-Im Bank for the purchase of three aircraft, two of which were delivered in July, with the third to be delivered in September 2007. We also have a Preliminary Commitment for US $140.4 million outstanding to purchase four more aircraft to be delivered in November 2007, two in January 2008 and another in July 2008.

On July 31, 2007, our board of directors approved the purchase of an additional 20 Boeing 737-700 aircraft for delivery in 2012 and 2013. We have an option to convert any of these aircraft to 737-800s.

As at July 27, 2007, we had 125,656,884 shares outstanding - 125,177,597 common voting shares and 4,479,287 variable voting shares and 14,135,190 stock options outstanding.

Accounting policies

On January 1, 2007, we adopted the new Canadian accounting standards for Financial Instruments - Disclosure and Presentation, Financial Instruments - Recognition and Measurement, hedging and comprehensive income. Prior periods have not been restated.

Comprehensive income consists of changes in gains and losses on hedge settlements. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net earnings.

The new standard on Financial Instruments prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured on the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, we designated our cash and cash equivalents, including US-dollar deposits, as held-for-trading, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, and long-term debt are classified as other financial liabilities, which are measured at amortized cost.

Effective January 1, 2007, and as provided for on transition, we selected a policy of immediately expensing transaction costs incurred related to the acquisition of financial assets and liabilities. Previously, transaction costs had been deferred and included on the balance sheet as other assets or liabilities and amortized over the term of the related asset or liability. Under the transitional provisions, we retrospectively adopted this change in accounting policy without the restatement of prior period financial statements and incurred a charge to retained earnings of $36.6 million (net of future tax of $16.3 million) related to legal and financing fees on long-term debt.

All derivative instruments, including embedded derivatives, are recorded in the statement of earnings at fair value unless exempted from derivative treatment as a normal purchase and

sale. All changes in their fair value are recorded in earnings unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income. As of June 30, 2007, we did not have any outstanding derivative instruments.

Effective January 1, 2007, we transferred $13.4 million of unamortized hedging losses related to certain Boeing Next-Generation leased aircraft to accumulated other comprehensive income. We will continue to amortize the hedging losses to net earnings over the remaining term of the previously related hedged item.

Additional disclosure requirements for financial instruments have been approved by the CICA and will be required disclosure beginning January 1, 2008.

Restricted share unit plan

We have a restricted share unit ("RSU") plan, whereby up to a maximum of 2,000,000 RSUs may be issued to WestJet officers and employees. Each RSU entitles a participant to receive cash equal to the market value of the equivalent number of our common shares. Each RSU will vest on a fixed vesting date no later than three years from the date of grant and be paid out based on the market value for the five trading days prior to the vesting date. Payments under the RSU Plan are made in cash. We will not issue any WestJet shares in connection with the RSU Plan. In the second quarter of 2007, we granted 62,599 RSUs and incurred a compensation expense of $379,000 which is included in general and administrative expenses and accrued liabilities.

Controls and procedures

Management is responsible for the establishment and maintenance of a system of disclosure controls and procedures. The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2007, as defined under the rules of the Canadian Securities Administrators, and have concluded that our disclosure controls and procedures are effective. Management is also responsible for the establishment and maintenance of a system of internal controls over financial reporting. Management has designed internal controls over financial reporting effectively to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with Canadian GAAP. There were no changes in our internal controls over financial reporting during the most recent interim period that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Outlook

The third quarter looks to be a promising one from both an industry and a WestJet perspective. From an industry perspective, two areas are worth commenting on. Jet fuel prices continue to rise led by crude oil pricing offset somewhat by decreasing crack spreads. This key airline input, which represents approximately 25 per cent of WestJet's operating expenses, will put pressure on the industry cost performance. The RASM environment, defined by the prospects for demand and yield in Canada, looks relatively robust for the third quarter. The economy is enabling Canadians to have ample discretionary income to travel domestically this summer. The

competitive environment is such that most markets have two competitors who are acting rationally through this high-demand period.

With a healthy external environment and our cost advantages, we are confident about the successful absorption of our planned third-quarter capacity growth of approximately 14 per cent and the full year outlook of 15 per cent. We expect to slightly improve on year-over-year RASM in the third quarter.

Service to our three new destinations of Kitchener-Waterloo, Saint John and Deer Lake has been well received. We will be continuing service on a year-round basis to Kitchener-Waterloo and Saint John. As well, we announced our winter schedule in the second quarter. Highlights include further expansion into the Caribbean, including the Dominican Republic and Jamaica. In June, we were also awarded designations to fly into Mexico.

Overall, WestJet's guidance for the third quarter is that the company will continue to perform in accordance with the momentum it has established over the past several quarters.

July 31, 2007

WestJet Airlines Ltd.
Consolidated Balance Sheets
June 30, 2007, December 31, 2006 and June 30, 2006
(Stated in Thousands of Dollars)
(Unaudited)

	June 30 2007	December 31 2006	June 30 2006
Assets			
Current assets:			
Cash and cash equivalents (note 2)	$ 545,976	$ 377,517	$ 358,465
Accounts receivable	11,072	12,645	11,780
Income taxes recoverable	428	13,820	14,409
Assets held for sale (note 3)	-	13,157	-
Prepaid expenses and deposits	34,695	30,727	33,708
Inventory	13,326	8,200	6,774
	605,497	456,066	425,136
Property and equipment (note 3)	2,097,579	2,158,746	1,993,522
Other assets (note 1)	47,843	111,715	94,740
	$ 2,750,919	$ 2,726,527	$ 2,513,398

Liabilities and Shareholders' Equity

Current liabilities:

Accounts payable and accrued liabilities	$ 150,499	$ 121,157	$ 121,134
Advance ticket sales	228,479	148,743	201,870
Non-refundable guest credits	42,593	40,508	34,547
Current portion of long-term debt (note 4)	148,247	153,720	132,550
Current portion of obligations under capital lease (note 5(b))	365	356	346
	570,183	464,484	490,447
Long-term debt (note 4)	1,216,505	1,291,136	1,183,234
Obligations under capital lease (note 5(b))	1,298	1,483	1,663
Other liabilities	11,215	14,114	14,548
Future income tax (note 8)	153,157	149,283	108,045
	1,952,358	1,920,500	1,797,937
Shareholders' equity:			
Share capital (note 6(a))	439,088	431,248	429,711
Contributed surplus	60,581	58,656	49,088
Accumulated other comprehensive income	(12,720)	-	-
Retained earnings	311,612	316,123	236,662
	798,561	806,027	715,461
Commitments and contingencies (note 5)			
	$ 2,750,919	$ 2,726,527	$ 2,513,398

WestJet Airlines Ltd.
Consolidated Statements of Shareholders' Equity
June 30, 2007 and June 30, 2006
(Stated in Thousands of Dollars)
(Unaudited)

For the six months ended June 30, 2007	Share capital	Contributed surplus	Accumulated other comprehensive income	Retained earnings	Total
Balance at January 1, 2007	$ 431,248	$ 58,656	$ -	$ 316,123	$ 806,027
Change in accounting policies (note 1)	-	-	(13,420)	(36,612)	(50,032)
Balance at					

January 1, 2007, restated	431,248	58,656	(13,420)	279,511	755,995
Comprehensive income:					
Net earnings	-	-	-	41,404	41,404
Amortization of hedge settlements	-	-	700	-	700
Total comprehensive income					42,104
Issuance of shares pursuant to stock option plans (note 6(a))	1,467	-	-	-	1,467
Stock-based compensation expense (note 6(d))	-	10,801	-	-	10,801
Stock-based compensation on stock options exercised (note 6(a))	8,876	(8,876)	-	-	-
Shares repurchased (note 6(a))	(2,503)	-	-	(9,303)	(11,806)
Balance at June 30, 2007	$ 439,088	$ 60,581	$ (12,720)	$ 311,612	$ 798,561

For the six months ended June 30, 2006

Balance at December 31, 2005	$ 429,613	$ 39,093	$ -	$ 201,447	$ 670,153
Net earnings	-	-	-	35,215	35,215
Stock-based compensation expense (note 6(d))	-	10,100	-	-	10,100
Stock-based compensation on stock options exercised (note 6(a))	105	(105)	-	-	-
Share issuance costs (note 6(a))	(10)	-	-	-	(10)
Tax benefit of issue costs (note 6(a))	3	-	-	-	3
Balance at June 30, 2006	$ 429,711	$ 49,088	$ -	$ 236,662	$ 715,461

WestJet Airlines Ltd.
Consolidated Statements of Earnings
For the periods ended June 30, 2007 and 2006
(Stated in Thousands of Dollars, Except Per Share Amounts)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	2007	2006
Revenues:				
Guest revenues	$ 449,312	$ 377,107	$ 840,044	$ 692,886
Charter and other	50,198	43,634	134,275	112,225
Interest income	5,284	3,231	9,683	5,594
	504,794	423,972	984,002	810,705
Expenses:				
Aircraft fuel	120,271	104,543	230,482	200,045
Airport operations	71,134	59,437	147,246	121,709
Flight operations and navigational charges	64,177	56,423	126,968	105,269
Sales and marketing	45,428	41,533	84,195	75,936
Loss on impairment of assets (note 3)	31,881	-	31,881	-
Depreciation and amortization	31,009	27,781	62,031	51,832
General and administration	25,108	21,673	47,967	41,740
Inflight	20,811	16,332	40,296	30,776
Aircraft leasing	19,835	17,610	38,310	36,103
Maintenance	19,144	15,673	37,558	34,983
Interest	18,418	16,897	37,190	32,453
Guest services	8,329	7,471	17,264	14,983
	475,545	385,373	901,388	745,829
Earnings from operations	29,249	38,599	82,614	64,876
Non-operating income (expense):				
Loss on foreign exchange	(6,912)	(3,218)	(7,234)	(2,952)
Gain (loss) on disposal of property and equipment	(6)	(33)	497	801
Non-recurring expenses (note 5(c))	-	(15,600)	-	(15,600)
	(6,918)	(18,851)	(6,737)	(17,751)
Employee profit share (note 7)	(5,320)	(2,122)	(11,974)	(4,969)
Earnings before income taxes	17,011	17,626	63,903	42,156
Income tax (expense) recovery (note 8):				
Current	(1,314)	(252)	(2,303)	(1,544)
Future	(4,148)	4,981	(20,196)	(5,397)
	(5,462)	4,729	(22,499)	(6,941)

Net earnings	$ 11,549	$ 22,355	$ 41,404	$ 35,215

Earnings per share (note 6(c)):				
Basic	$ 0.09	$ 0.17	$ 0.32	$ 0.27
Diluted	$ 0.09	$ 0.17	$ 0.32	$ 0.27

WestJet Airlines Ltd.
Notes to Consolidated Financial Statements
For the periods ended June 30, 2007 and 2006
(Tabular Dollar Amounts are Stated in Thousands, Except Share and Per Share Data)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	2007	2006
Cash flows from (used in):				
Operating activities:				
Net earnings	$ 11,549	$ 22,355	$ 41,404	$ 35,215
Items not involving cash:				
Depreciation and amortization	31,009	27,781	62,031	51,832
Amortization of other liabilities	(217)	(217)	(434)	(434)
Amortization of hedge settlements	350	347	700	695
Loss on disposal of property, equipment and aircraft parts (note 3)	32,001	1,004	31,581	217
Stock-based compensation expense (note 6(d))	5,730	5,417	11,180	10,100
Future income tax expense (recovery)	4,148	(4,981)	20,196	5,397
Unrealized foreign exchange loss	7,764	3,469	8,064	3,163
Decrease in non-cash working capital	56,571	57,560	118,812	89,571
	148,905	112,735	293,534	195,756
Financing activities:				
Repayment of long-term debt (note 4)	(37,046)	(30,727)	(80,104)	(59,247)
Increase in long-term debt (note 4)	-	77,316	-	216,197
Decrease in obligations under capital lease (note 5(b))	(88)	(84)	(176)	(310)
Share issuance costs (note 6(a))	-	(10)	-	(10)

Shares repurchased (note 6(a))	(11,806)	-	(11,806)	-
Increase in other assets	(133)	(3,484)	(9,264)	(9,185)
Issuance of common shares (note 6(a))	1,343	-	1,467	-
Increase in non-cash working capital	(2,627)	(1,071)	(2,627)	(1,071)
	(50,357)	41,940	(102,510)	146,374
Investing activities:				
Aircraft additions	(9,946)	(58,882)	(22,174)	(218,615)
Aircraft disposals	-	40	-	3,760
Other property and equipment additions	(8,347)	(23,461)	(10,772)	(28,237)
Other property and equipment disposals	21	37	13,781	1,472
	(18,272)	(82,266)	(19,165)	(241,620)
Cash flow from operating, investing and financing activities	80,276	72,409	171,859	100,510
Effect of exchange rate on cash and cash equivalents (note 2)	(3,344)	(2,044)	(3,400)	(1,685)
Net change in cash and cash equivalents	76,932	70,365	168,459	98,825
Cash and cash equivalents, beginning of period	469,044	288,100	377,517	259,640
Cash and cash equivalents, end of period	$ 545,976	$ 358,465	$ 545,976	$ 358,465
Cash interest paid	$ (18,462)	$ (15,713)	$ (37,798)	$ (30,491)
Cash taxes received (paid)	$ 1,269	$ (1,102)	$ 11,089	$ (2,044)

The interim consolidated financial statements of WestJet Airlines Ltd. ("WestJet" or "the Corporation") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2006, except as described below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2006.

The Corporation's business is seasonal in nature with varying levels of activity throughout the year. The Corporation experiences increased domestic travel in the summer months and more demand for transborder and charter sun destinations over the winter period.

1. Change in accounting policies:

On January 1, 2007, the Corporation adopted the new Canadian accounting standards for Financial Instruments - Disclosure and Presentation, Financial Instruments - Recognition and Measurement, Hedging and Comprehensive Income. Prior periods have not been restated.

"Comprehensive Income" consists of changes in gains and losses on hedge settlements. "Other Comprehensive Income" refers to items recognized in comprehensive income that are excluded from net earnings.

The new standard on Financial Instruments prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured on the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired, at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Corporation designated its cash and cash equivalents, including US-dollar deposits, as held-for-trading, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, and long-term debt are classified as other financial liabilities, which are measured at amortized cost.

Effective January 1, 2007, and as provided for on transition, the Corporation has selected a policy of immediately expensing transaction costs incurred related to the acquisition of financial assets and liabilities. Previously, transaction costs had been deferred and included on the balance sheet as other assets or liabilities, and amortized over the term of the related asset or liability. Under the transitional provisions, the Corporation retrospectively adopted this change in accounting policy without the restatement of prior period financial statements and incurred a charge to retained earnings of $36.6 million (net of future tax of $16.3 million) related to legal and financing fees on long-term debt.

All derivative instruments, including embedded derivatives, are recorded in the statement of earnings at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in earnings unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income. As of June 30, 2007, the Corporation did not have any outstanding derivative instruments.

Effective January 1, 2007, the Corporation transferred $13.4 million of unamortized hedging losses related to certain Boeing Next-Generation leased aircraft to accumulated other comprehensive income. The Corporation will

continue to amortize the hedging losses to net earnings over the remaining term of the previously related hedged item.

Additional disclosure requirements for financial instruments have been approved by the Canadian Institute of Chartered Accountants and will be required disclosure for fiscal years beginning January 1, 2008.

2. Financial instruments:

At June 30, 2007, the Corporation had US dollar cash and cash equivalents totalling US $39,576,000 (December 31, 2006 - US $32,019,000; June 30, 2006 - US $40,048,000).

As at June 30, 2007, cash and cash equivalents included US $170,000 of restricted cash (December 31, 2006 - US $5,279,000; June 30, 2006 - US $8,959,000) and CAD $1,475,000 (December 31, 2006 - CAD $1,858,000, June 30, 2006 - CAD $NIL) of restricted cash. US $139,000 (December 31, 2006 - US $186,000; June 30, 2006 - US $125,000) is cash not yet remitted for passenger facility charges.

3. Property and equipment:

June 30, 2007	Cost	Accumulated depreciation	Net book value
Aircraft	$ 2,091,510	$ 235,579	$ 1,855,931
Ground property and equipment	157,273	74,468	82,805
Spare engines and parts	75,066	11,826	63,240
Buildings	40,028	5,325	34,703
Leasehold improvements	7,130	4,856	2,274
Assets under capital lease	2,481	942	1,539
	2,373,488	332,996	2,040,492
Deposits on aircraft	54,389	-	54,389
Assets under development	2,698	-	2,698
	$ 2,430,575	$ 332,996	$ 2,097,579

December 31, 2006	Cost	Accumulated depreciation	Net book value
Aircraft	$ 2,086,301	$ 185,526	$ 1,900,775
Ground property and equipment	153,896	65,854	88,042
Spare engines and parts	70,459	10,145	60,314
Buildings	40,028	4,825	35,203
Leasehold improvements	6,914	4,579	2,335
Assets under capital lease	2,481	694	1,787
	2,360,079	271,623	2,088,456
Deposits on aircraft	38,011	-	38,011
Assets under development	32,279	-	32,279

	$ 2,430,369	$ 271,623	$ 2,158,746

June 30, 2006	Cost	Accumulated depreciation	Net book value
Aircraft	$ 1,846,743	$ 141,280	$ 1,705,463
Ground property and equipment	150,690	56,711	93,979
Spare engines and parts	84,700	10,938	73,762
Buildings	39,501	4,318	35,183
Leasehold improvements	6,519	4,273	2,246
Assets under capital lease	2,481	445	2,036
	2,130,634	217,965	1,912,669
Deposits on aircraft	57,661	-	57,661
Assets under development	23,192	-	23,192
	$ 2,211,487	$ 217,965	$ 1,993,522

In 2006, the Corporation entered into agreements to sell certain spare engines and aircraft parts to an unrelated third party. At December 31, 2006, these engines and parts had been taken out of revenue-generating service and were included at their net book value in current assets, as assets held for sale. These transactions were completed in the first quarter of 2007.

During the second quarter of 2007, the Corporation continued its discussions with the vendor of the aiRES reservations system regarding an amendment to the aiRES contract. Following these discussions, the Corporation and the vendor have agreed to discontinue such negotiations and the Corporation has concluded that it is highly unlikely that implementation will occur in the near term. As the Corporation can not assure the recovery of costs previously capitalized in connection with the reservations system, it has recognized an impairment loss of $31,881,000.

During the three and six months ended June 30, 2007, the Corporation expensed $114,000 and $197,000, respectively (three months ended June 30, 2006 - $971,000; six months ended June 30, 2006 - $1,018,000), of aircraft parts deemed to be beyond economic repair, which were included in maintenance expense.

4. Long-term debt:

	June 30 2007	December 31 2006	June 30 2006
$1,709,467,000 in 45 individual term loans, amortized on a straight-line basis over a 12-year term, repayable in quarterly principal instalments			

ranging from $674,000 to $955,000, including fixed interest at a weighted average rate of 5.31%, maturing between 2014 and 2018. These facilities are guaranteed by the Ex-Im Bank and secured by 32 700-series aircraft and 13 600-series aircraft.	$ 1,322,212	$ 1,393,439	$ 1,260,933
$35,000,000 in three individual term loans, repayable in monthly installments ranging from $104,000 to $166,000, including floating interest at the bank's prime rate plus 0.88%, with an effective interest rate of 6.88% as at June 30, 2007, maturing in 2008 and 2011, secured by three Next-Generation flight simulators.	24,797	26,223	27,580
$10,341,000 in 15 individual term loans, amortized on a straight-line basis over a five-year term, repayable in quarterly principal instalments ranging from $29,000 to $47,000, including floating interest at the Canadian LIBOR rate plus 0.08%, with a weighted average effective interest rate of 4.40% as at June 30, 2007, maturing between 2007 and 2011, guaranteed by the Ex-Im Bank and secured by certain 700-series and 600-series aircraft.	4,651	11,699	13,396
$12,000,000 term loan repayable in monthly installments of $108,000, including interest at 9.03%, maturing April 2011, secured by the Calgary hangar facility.	10,240	10,426	10,597
$4,550,000 term loan repayable in monthly installments of $50,000, including floating interest at the bank's prime plus 0.50%, with an effective interest rate of 6.50% as at June 30, 2007, maturing April 2013, secured by the Calgary hangar facility.	2,852	3,069	3,278
	1,364,752	1,444,856	1,315,784
Less current portion	148,247	153,720	132,550
	$ 1,216,505	$ 1,291,136	$ 1,183,234

Future scheduled repayments of long-term debt are as follows:

2007	$ 74,128
2008	161,239
2009	145,407
2010	144,737
2011	157,465
2012 and thereafter	681,776
	$ 1,364,752

Subsequent to June 30, 2007, the Corporation converted a preliminary commitment to final commitment from Ex-Im Bank for three aircraft to be delivered between July 2007 and September 2007 for a total value of US $105.6 million. Subsequent to June 30, 2007 the Corporation has taken delivery on two aircraft under this facility and has drawn a total of CAD $74.1 million (US $70.6 million).The Corporation has a preliminary commitment from Ex-Im Bank for four aircraft to be delivered between November 2007 and July 2008 at a total value of US $140.4 million.

The Corporation will be charged a commitment fee of 0.125% per annum on the unutilized and uncancelled balance of the Ex-Im Bank facility, payable at specified dates and upon delivery of each aircraft, and is charged a 3% exposure fee on the financed portion of the aircraft price, payable upon delivery of an aircraft.

5. Commitments and contingencies:

a) Aircraft:

The Corporation has committed to purchase six 737-700s, and one 737-800 Next-Generation aircraft for delivery between 2007 and 2008. Subsequent to June 30, 2007, the Corporation has committed to purchase an additional 20 737-700s aircraft for delivery in 2012 and 2013.

The remaining estimated amounts to be paid in deposits and purchase prices in US dollars relating to the purchases of the remaining aircraft and live satellite television systems are as follows:

2007	$ 143,289
2008	101,984
2009	7,342
2010	2,432
2011	271
2012 and thereafter	852,735
	$ 1,108,053

b) Leasehold Commitments:

The Corporation has entered into operating leases and agreements for aircraft, buildings, computer hardware and software licences, satellite

programming, and capital leases relating to ground handling equipment. The obligations are as follows:

	Capital Leases	Operating Leases
2007	$ 222	$ 49,749
2008	444	111,628
2009	444	130,599
2010	698	154,491
2011	38	155,597
2012 and thereafter	-	746,094
Total lease payments	1,846	$ 1,348,158
Less imputed interest at 5.29%	(183)	
Net minimum lease payments	1,663	
Less current portion of obligations under capital lease	(365)	
Obligations under capital lease	$ 1,298	

The Corporation has committed to lease an additional 10 737-700 aircraft and three 737-800 aircraft to be delivered between 2007 and 2009 for terms ranging between eight and 10 years in US dollars. Subsequent to June 30, 2007, the Corporation has committed to lease an additional two 737-700 aircraft and one 737-800 aircraft to be delivered in 2010 for terms ranging between eight and 10 years in US dollars. These amounts have been included at their Canadian dollar equivalent in the table on the previous page with the US dollar equivalent in the following table:

2007	$ 39,646
2008	93,996
2009	117,602
2010	142,169
2011	145,758
2012 and thereafter	687,874
	$ 1,227,045

c) Contingencies:

On April 4, 2004, Air Canada commenced a lawsuit against WestJet. Air Canada claimed damages in the amount of $220 million in an amendment to its statement of claim. On May 29, 2006, as a full settlement, the Corporation agreed to pay Air Canada's investigation and litigation costs incurred of $5.5 million and accept Air Canada's request that WestJet make a donation in the amount of $10 million in the name of Air Canada and the Corporation to

children's charities across the country. Air Canada accepted the Corporation's apology and withdrew its claims in light of this settlement. All legal proceedings between the parties have been terminated. These amounts and other settlement costs have been included in non-recurring expenses.

A Statement of Claim was filed by Jetsgo Corporation (Jetsgo) in the Ontario Superior Court on October 15, 2004, against WestJet, an officer, and a former officer (the Defendants). The principal allegations were that the Defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo. Jetsgo was seeking damages in an unspecified amount to be determined prior to trial plus $50 million for spoliation, punitive and exemplary damages. Jetsgo provided no details or evidence to substantiate its claim. On May 13, 2005, Jetsgo sought bankruptcy protection. Based on an Order of the Ontario Supreme Court of Justice dated April 25, 2007, this action has been formally dismissed.

The Corporation is party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material effect upon the Corporation's financial position, results of operations or cash flows.

6. Share capital:

a) Issued and outstanding:

	Three Months Ended June 30, 2007		Six Months Ended June 30, 2007		Twelve Months Ended December 31, 2006	
	Number	Amount	Number	Amount	Number	Amount
Common and variable voting shares:						
Balance, beginning of period	129,902,322	$435,016	129,648,688	$431,248	129,575,099	$429,613
Exercise of options (cash and cashless)	493,637	1,343	747,271	1,467	73,589	-
Stock-based compensation expense on stock options exercised	-	5,232	-	8,876	-	1,642
Shares repurchased	(745,700)	(2,503)	(745,700)	(2,503)	-	-
Share issuance costs	-	-	-	-	-	(10)
Tax benefit of issue costs	-	-	-	-	-	3

Balance, end of period	129,650,259	$439,088	129,650,259	$439,088	129,648,688	$431,248

	Three Months Ended June 30, 2006		Six Months Ended June 30, 2006	
	Number	Amount	Number	Amount
Common and variable voting shares:				
Balance, beginning of period	129,578,305	$ 429,718	129,575,099	$ 429,613
Exercise of options (cash and cashless)	-	-	3,206	-
Stock-based compensation expense on stock options exercised	-	-	-	105
Share issuance costs	-	(10)	-	(10)
Tax benefit of issue costs	-	3	-	3
Balance, end of period	129,578,305	$ 429,711	129,578,305	$ 429,711

As at June 30, 2007, the number of common voting shares and variable voting shares amounted to 125,178,225 (December 31, 2006 - 124,495,951; June 30, 2006 - 121,826,524) and 4,472,034 (December 31, 2006 - 5,152,737; June 30, 2006 - 7,751,781), respectively.

On February 26, 2007, WestJet filed a notice with the Toronto Stock Exchange (the "TSX") to make a normal course issuer bid to purchase outstanding shares on the open market. As approved by the TSX, WestJet is authorized to purchase up to 2,000,000 shares (representing approximately 1.5% of its currently issued and outstanding shares) during the period from February 28, 2007 to February 27, 2008, or until such earlier time as the bid is completed or terminated at the option of WestJet. Any shares WestJet purchases under this bid will be purchased on the open market through the facilities of the TSX at the prevailing market price at the time of the transaction. Shares acquired under the bid will be cancelled. In the three months ended June 30, 2007, the Corporation purchased 745,700 shares under the bid for total consideration of $11,806,000. The $9,303,000 excess of the market price over the average book value was charged to retained earnings.

b) Stock option plan:

Changes in the number of options, with their weighted average exercise prices, are summarized below:

	Three Months Ended	Six Months Ended

	June 30, 2007		June 30, 2007	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Stock options outstanding, beginning of period	13,964,545	$ 13.35	15,046,201	$ 13.21
Issued	1,634,999	16.43	1,645,958	16.42
Exercised	(1,342,644)	11.44	(2,304,196)	11.35
Forfeited	(25,032)	13.98	(156,095)	13.00
Expired	-	-	-	-
Stock options outstanding, end of period	14,231,868	$ 13.89	14,231,868	$ 13.89
Exercisable, end of period	6,351,375	$ 15.08	6,351,375	$ 15.08

	Twelve Months Ended December 31, 2006	
	Number of options	Weighted average exercise price
Stock options outstanding, beginning of period	11,428,718	$ 13.94
Issued	5,980,660	11.82
Exercised	(433,129)	11.21
Forfeited	(332,711)	13.19
Expired	(1,597,337)	13.78
Stock options outstanding, end of period	15,046,201	$ 13.21
Exercisable, end of period	4,846,236	$ 13.63

	Three Months Ended June 30, 2006		Six Months Ended June 30, 2006	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Stock options outstanding,				

beginning of period	11,337,573	$	13.94	11,428,718	$	13.94
Issued	5,862,405		11.82	5,879,979		11.82
Exercised	-		-	(27,736)		11.21
Forfeited	(21,860)		13.49	(81,756)		14.42
Expired	(1,551,060)		13.82	(1,572,147)		13.80
Stock options outstanding, end of period	15,627,058	$	13.16	15,627,058	$	13.16
Exercisable, end of period	5,264,888	$	13.44	5,264,888	$	13.44

Under the terms of the Corporation's stock option plan, a cashless settlement alternative is available, whereby option holders can either (a) elect to receive shares by delivering cash to the Corporation in the amount of the options, or (b) elect to receive a number of shares equivalent to the market value of the options over the exercise price. For the three and six months ended June 30, 2007, option holders exercised 1,222,877 and 2,173,400 options, respectively (12 months ended December 31, 2006 - 433,129 options; three months ended June 30, 2006 - NIL options; six months ended June 30, 2006 - 27,736 options) on a cashless settlement basis and received 373,870 and 616,475 shares, respectively (12 months ended December 31, 2006 - 73,589 shares; three months ended June 30, 2006 - NIL shares; six months ended June 30, 2006 - 3,206 shares).

c) Per share amounts:

The following table summarizes the shares used in calculating net earnings per share:

	Three Months Ended June 30 2007	Three Months Ended June 30 2006	Six Months Ended June 30 2007	Six Months Ended June 30 2006
Weighted average number of shares outstanding - basic	129,870,817	129,578,305	129,827,284	129,577,787
Effect of dilutive employee stock options	1,240,874	55,252	827,102	97,962
Weighted average number of shares outstanding - diluted	131,111,691	129,633,557	130,654,386	129,675,749

For the three and six month periods ended June 30, 2007, 2,041,356 and 4,823,034 (three months ended June 30, 2006 - 12,981,013; six months ended June 30, 2006 - 12,981,013) options, respectively, were not included in the calculation of dilutive potential shares as the result would be anti-dilutive.

d) Stock-based compensation:

As new options are granted, the fair value of these options will be expensed over the vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Upon the exercise of stock options, consideration received, together with amounts previously recorded in contributed surplus, is recorded as an increase in share capital.

Stock-based compensation expense related to stock options included in flight operations and general and administration expenses totalled $5,730,000 and $10,801,000 for the three and six months ended June 30, 2007, respectively (three months ended June 30, 2006 - $5,417,000; six months ended June 30, 2006 - $10,100,000).

The fair market value of options granted during the three and six months ended June 30, 2007 and 2006 and the assumptions used in their determination are as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	2007	2006
Weighted average fair market value per option	$ 5.65	$ 4.29	$ 5.65	$ 4.29
Average risk-free interest rate	4.20%	4.24%	4.20%	4.24%
Average volatility	38%	42%	38%	42%
Expected life (years)	3.7	3.6	3.7	3.6
Dividends per share	$ -	$ -	$ -	$ -

The Corporation has a restricted share unit (RSU) plan, whereby up to a maximum of 2,000,000 RSUs may be issued to officers and employees of the Corporation. Each RSU entitles a participant to receive cash equal to the market value of the equivalent number of shares of the Corporation.

The Corporation determines compensation expense for the RSUs based on the intrinsic value, considered to be the market value, at each reporting period which is recognized in earnings over the vesting period.

During the three and six months ended June 30, 2007, 62,599 RSUs were granted with $379,000 of compensation expense included in general and administrative expenses and accrued liabilities. Each RSU granted vests in January 2010.

7. Employee profit share:

The provision for employee profit share is estimated based on adjusted actual year-to-date earnings results. The actual employee profit share amount is to be determined by the Board of Directors based on audited financial results at the completion of the financial year.

8. Income taxes:

During the second quarter of 2007, the federal government substantively enacted a reduction of the general corporate tax rate by one-half percent to 18.5%, effective January 1, 2011. The impact of this legislation is a

reduction of the Corporation's liability and provision for future income taxes of $2.3 million in the three and six months ended June 30, 2007.

9. Comparative figures:

Certain prior period balances have been reclassified to conform to current period's presentation.

Conference call information

WestJet will hold a live analysts' conference call today at 9 a.m. MT (11 a.m. ET). Sean Durfy, President and Vito Culmone, Executive Vice-President, Finance and CFO will discuss WestJet's second quarter 2007 results and answer questions from financial analysts. Following the analysts' question period, members of the media are invited to participate in a question and answer session as time permits. The conference call is available through the toll-free telephone number 1-888-564-1610. Participants are encouraged to join the call 10 minutes prior to the scheduled start, at 8:50 a.m. MT (10:50 ET). The call can also be heard live through an Internet webcast in the Investor Relations section of westjet.com.

-30-

For further information please contact:

WestJet
Media Relations
(403) 444-2615
Website: www.westjet.com

WESTJET 2007

Second Quarter Report

WESTJET



TABLE OF CONTENTS

WESTJET IS CANADA'S LEADING LOW-FARE AIRLINE and is based in Calgary, Alberta. As at June 30, 2007, WestJet employed 6,444 people, and carried over six million guests to its 26 Canadian destinations of Victoria, Comox, Vancouver, Abbotsford/Fraser Valley, Prince George, Kelowna, Grande Prairie, Calgary, Edmonton, Fort McMurray, Saskatoon, Regina, Winnipeg, Thunder Bay, London, Kitchener-Waterloo, Hamilton, Toronto, Ottawa, Montréal, Saint John, Moncton, Charlottetown, Halifax, Deer Lake (seasonal) and St. John's, its 11 American destinations of Honolulu (seasonal), Maui (seasonal), Los Angeles, Palm Springs (seasonal), Las Vegas, Phoenix (seasonal), Tampa, Orlando, Fort Myers, Fort Lauderdale and West Palm Beach, and its first international destination of Nassau, Bahamas. As at June 30, 2007, WestJet's fleet consisted of 65 Boeing 737 aircraft. WestJet is publicly traded on the Toronto Stock Exchange under the symbols WJA and WJA.A.

PRESIDENT'S MESSAGE TO SHAREHOLDERS



SEAN DURFY
President

In the first half of 2007, our people have been busy launching new destinations, introducing new technology and gaining efficiencies in our current operations. More importantly, WestJetters have been delivering our exceptional guest service on a daily basis. Through all this and more, we ended the period announcing another profitable quarter and record year-to-date earnings.

Our earnings this quarter were impacted by a write-down associated with the aiRES reservation project. Early in the year, we acknowledged the potential for this write-down in our second quarter numbers. Our people worked very hard to achieve our results this quarter and it was their efforts that produced the strong financial performance that allowed us to absorb the costs associated with this one-time non-cash write-down.

Every quarter, when we announce our financial results, we acknowledge our success in the airline industry and I am pleased to say we continue to be one of the most profitable airlines in North America.

It is equally important to celebrate WestJet's accomplishments as a strong and viable business in any industry. Our solid balance sheet, strong operating cash flow and debt-to-equity ratio is the foundation for continued profitable success.

The great thing about our airline is that our achievements are not just financial. We also measure our success by the thousands of letters we receive each year from delighted guests congratulating our people on their dedication and commitment. We receive over 1,000 resumes a week. This is a strong indicator of our reputation given the current competitive nature of the Canadian job market.

Each quarter, we continue to deliver on strategies built on our four key pillars: People, Guest Experience, Revenue and Cost.

- This quarter, we spent a lot of time celebrating the success of our people with the start of a campaign that recognized the hard work and dedication of WestJetters during our busy summer season. We held our biannual

profit share celebration and distributed over $11 million in profit share cheques among our over 6,400 people. We broke ground on our new office building which will bring all Calgary WestJetters together under the same roof.

- With our research showing that almost 90 per cent of guests who fly WestJet recommend us to others, and fly with us again, our commitment to the guest experience is evident. Delivering this level of service begins with our caring and dedicated team. Our commitment to achieving strong operational results continued with on-time performance and baggage rates that were among the best in North America. We enhanced the travel experience by introducing new technology, giving our guests more options for checking in.

- When our WestJetters and our guests are properly taken care of, financial success follows. This quarter, we reported record revenue results and an enviable operating margin. Our inflight products and fees for value-added services for our guests enhanced the experience and contributed to increasing ancillary revenues. We flew record load factors this quarter while significantly increasing our capacity.

- Our commitment to achieving the lowest sustainable cost performance is fundamental to our strategy and success. We achieve this at every level of the organization through our low-cost model and cost-conscious culture. This allowed us to keep costs at a comparable level to that of last year's second quarter.

In the first half of 2007, we began flying into three new Canadian cities. We announced service to three new international destinations in Jamaica and the Dominican Republic. Transport Canada recently granted our designation to fly into four Mexican destinations. The addition of more sun destinations has great benefits for WestJet and WestJet Vacations. As more guests become familiar with our vacation product, we are confident that our additional destinations and new partners will contribute to the growth and profit of our airline.

We have recently welcomed Ferio Pugliese, Executive Vice-President of People, to WestJet, and it is a great feeling to have a full Executive team sitting at the table. I have every confidence that the commitment and ability of these top-notch leaders will bring us to our vision for 2016.

We wish Don Bell, one of our WestJet co-founders, much happiness in his recently announced retirement and thank him for his important role in developing WestJet's culture. We are confident the culture first created over 11 years ago will continue to grow and live on in all our WestJetters in the years to come.

The coming months will bring more growth. By the end of the third quarter, we will have received three more aircraft with two more to be received in the fourth quarter, bringing our fleet to 70 aircraft by year-end. With the high demand for domestic travel in the summer months, our plan to increase capacity by 14 per cent in the third quarter is sure to be welcomed by our guests.

The first part of 2007 flew by and the second half of the year promises to be just as exciting. It is a great time to be a part of this airline. Our people have won the support and loyalty of our guests and our partners. The dedication and commitment shared by our WestJetters will drive our continued success throughout 2007.

On behalf of the Executive team, thank you.

SEAN DURFY
President
WestJet Airlines
July 31, 2007



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS



SUZANNE CARRIÈRE
Manager, Legal Services

FORWARD-LOOKING INFORMATION

Certain information set forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. These forward-looking statements typically contain the words "anticipate," "believe," "estimate," "intend," "expect," "may," "will," "should" or other similar terms. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, including the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to capacity fluctuations and pricing environment), labour matters, government regulation, stock-market volatility and the ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Additional information relating to WestJet, including Annual Information Forms and financial statements, is located on SEDAR at www.sedar.com. To supplement its consolidated financial statements presented in accordance with Canadian generally accepted accounting principles (GAAP), the Company uses various non-GAAP performance measures, including ASM, CASM, RASM, yield, operating revenues, operating margin and load factor as defined below. These measures are provided to enhance the user's overall understanding of the Company's current financial performance and are included to provide investors and management with an alternative method for assessing the Company's operating results in a manner that is focused on the performance of the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance with or an alternative for GAAP and may be different from measures used by other companies.

OPERATIONAL TERMS

Operating Revenues: Total of guest revenues, charter and other revenues and interest income.

Operating Margin: Earnings from operations divided by total revenues.

ASMs – Available Seat Miles: Total passenger capacity (calculated by multiplying the total number of seats available for sale by the total distance flown).

RPMs – Revenue Passenger Miles: Passenger traffic (number of revenue passengers, multiplied by the total distance flown).

Load Factor: Total capacity utilization (proportion of total ASMs occupied by revenue passengers).

Yield – Revenue per RPM: Unit yield (total revenue generated per RPM).

RASM – Revenue per ASM: Unit revenue (total revenue divided by ASMs).

CASM – Cost per ASM: Unit costs (operating expenses divided by ASMs).

The table below sets forth selected data derived from our consolidated financial statements for the eight previous quarters ended June 30, 2007. This table has been prepared in accordance with Canadian GAAP and are reported in Canadian dollars. This information should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006, and related notes thereto.

Our business is seasonal in nature with varying levels of activity throughout the year. We traditionally experience increased domestic travel in the summer months and more demand for transborder and charter sun destinations over the winter period. However, we have been able to alleviate the effects of the seasonal demand by allocating our network capacity to our various markets as appropriate based on demand in the season.

In the quarter ended December 31, 2005, the reported net earnings of $1.0 million were impacted by elevated fuel prices caused by that season's hurricanes.

Selected Quarterly Unaudited Financial Information (IN MILLIONS EXCEPT PER SHARE DATA)

	Three Months Ended			
	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sept. 30, 2006
Total revenues	$ 505	$ 479	$ 459	$ 502
Net earnings	$ 12	$ 30	$ 27	$ 53
Basic earnings per share	$ 0.09	$ 0.23	$ 0.21	$ 0.41
Diluted earnings per share	$ 0.09	$ 0.23	$ 0.21	$ 0.41
	Three Months Ended			
	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sept. 30, 2005
Total revenues	$ 424	$ 387	$ 367	$ 406
Net earnings	$ 22	$ 13	$ 1	$ 30
Basic earnings per share	$ 0.17	$ 0.10	$ 0.01	$ 0.24
Diluted earnings per share	$ 0.17	$ 0.10	$ 0.01	$ 0.23

HIGHLIGHTS

In the three months ended June 30, 2007, we reported net earnings of $11.5 million ($0.09 per share) compared to $22.4 million ($0.17 per share) in the comparable quarter in 2006. Our net earnings this quarter were negatively impacted by a non-cash write-down of $31.9 million ($22.2 million after tax) in capitalized costs for the assets associated with WestJet's aiRES reservation system project. In the second quarter of 2006, the settlement of the Air Canada lawsuit resulted in a $15.6 million charge ($10.8 million after tax) which was more than offset by favourable tax legislation changes of $11.2 million. For the first half of 2007, our net earnings rose 17.6 per cent to $41.4 million compared to $35.2 million for the same period in 2006.

In the three and six months ended June 30, 2007, excluding the reservation system write-down of $31.9 million, we generated earnings from operations of $61.1 million and $114.5 million, which resulted in operating margins of 12.1 and 11.6 per cent respectively. These results represent the highest second quarter and first half-year earnings from operations and operating margins in our history. These were up significantly from our previous records for earnings from operations of $38.6 million and $64.9 million and operating margins of 9.1 per cent and 8.0 per cent which were achieved in the same periods of 2006. The growth in our earnings from operations continues to be driven primarily by additional capacity, record load factors, overall improvement in our RASM and continued cost control.

This quarter's results reflect the continued success of our capacity management strategy. By reallocating our capacity from U.S. charter and sun destinations to our Canadian markets, in addition to overall capacity growth of 16 per cent, we continued to experience record traffic for each month as well as improved RASM by 2.5 per cent compared to the same periods in 2006.

Quarterly RASM and CASM (CENTS PER ASM)



16
15
14
13
12
11
10
RASM
CASM
Q1 2004
Q2 2004
Q3 2004
Q4 2004*
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006
Q2 2006
Q3 2006
Q4 2006
Q1 2007
Q2 2007†

*Excludes a $47.6 million 737-200 write-down in Q4 2004.

†Excludes the reservation system write-down of $31.9 million in Q2 2007.

We remain focused on cost control. Excluding the reservation system write-down, our unit costs decreased by 0.9 and 1.0 per cent for the three and six months ended June 30, 2007, compared to the same periods in 2006.

Our revenue results for the first half of the current year continue to show strong growth. Our capacity increased 18 per cent over the prior year and our RPMs increased by 21 per cent. Our load factor in this period was 81.0 per cent which is another record for our airline. We maintained our yield at 17.51 cents per passenger mile and improved our RASM by 3.3 per cent.

	Three months ended June 30			Six months ended June 30		
	2007	2006	increase / (decrease)	2007	2006	increase / (decrease)
ASMs	3,488,485,738	3,002,241,066	16%	6,937,533,552	5,899,348,947	18%
RPMs	2,822,372,023	2,325,802,995	21%	5,619,542,312	4,626,250,470	21%
Load factor	80.9%	77.5%	3.4	81.0%	78.4%	2.6
Yield (cents)	17.89	18.23	(1.9%)	17.51	17.52	(0.1%)
RASM (cents)	14.47	14.12	2.5%	14.19	13.74	3.3%
Cost per passenger mile (cents)*	15.72	16.57	(5.1%)	15.47	16.12	(4.0%)
CASM (cents)*	12.72	12.84	(0.9%)	12.51	12.64	(1.0%)
Fuel consumption (litres)	173,222,765	146,386,704	18%	345,381,068	288,678,322	20%
Fuel cost/litre (cents)	69.4	71.4	(3%)	66.7	69.3	(4%)
Segment guests	3,229,146	2,700,404	20%	6,269,735	5,321,596	18%
Average stage length (miles)	834	823	1%	846	827	2%
Number of full-time equivalent employees at period end	5,350	4,603	16%	5,350	4,603	16%
Fleet size at period end	65	57	14%	65	57	14%
Aircraft available for use	65	57	14%	65	57	14%

*Excludes reservation system write-down of $31.9 million.

REVENUES

	Three months ended June 30			Six months ended June 30		
	2007	2006	increase / (decrease)	2007	2006	increase / (decrease)
($ in thousands)						
Guest revenues	$ 449,312	$ 377,107	19%	$ 840,044	$ 692,886	21%
Charter and other	50,198	43,634	15%	134,275	112,225	20%
Interest income	5,284	3,231	64%	9,683	5,594	73%
	$ 504,794	$ 423,972	19%	$ 984,002	$ 810,705	21%
RASM (cents)	14.47	14.12	2.5%	14.19	13.74	3.3%

Our total guest revenues increased by 19 per cent from $377 million to $449 million for the second quarter of 2007 on capacity growth of 16 per cent. For the six months ended June 30, 2007, our guest revenues increased by 21 per cent from $693 million to $840 million on capacity growth of 18 per cent. For the second quarter and first half of 2007, our RASM increased by 2.5 per cent and 3.3 per cent compared to the prior year periods, driven primarily by our record load factor increases of 3.4 percentage points and 2.6 percentage points to 80.9 per cent and 81.0 per cent respectively.

During the second quarter of 2007, we transitioned 21 per cent of our total capacity from our winter schedule of U.S., international and charter destinations to Canadian domestic markets. This transition occurred in the context of a 16 per cent year-over-year quarterly capacity increase. This represented the largest single increase in domestic flying in our 11-year history and the largest seasonal reallocation of capacity we have ever undertaken. As demonstrated by our high load factors, this capacity increase was absorbed by the market, although it contributed to a decrease in our second quarter yield from 18.23 cents to 17.89 cents. This strategy has helped us alleviate the traditionally seasonal fluctuation of the airline business by optimizing the allocation of our ever-growing capacity. The graph on the following page demonstrates the historical and projected monthly pattern using ASM mix percentages.

For the three and six months ended June 30, 2007, our load factors averaged 80.9 and 81.0 per cent which are increases compared to the previous year when the loads averaged 77.5 and 78.4 per cent respectively. Load factors for the second quarter of 2007 and 2006 represented the highest second quarter load factors in our history. WestJet satisfaction surveys reveal that almost 90 per cent of our guests will fly with us again and will recommend our airline to others; therefore, we believe that our focus on load factors in the second quarter provides a strong foundation for the upcoming quarters.

Our charter and other revenues are up 15 and 20 per cent in the three and six months ended June 30, 2007, compared to the prior year, due mainly to a substantial increase in ancillary revenue including service fees and incremental WestJet Vacations non-air revenue offset by a modest decrease in charter revenue.

Charter and Scheduled Transborder as Percentage of Total ASMs



40%
35%
30%
25%
20%
15%
10%
5%
0%
Transborder
Charter
Jan. 06
Feb. 06
Mar. 06
Apr. 06
May 06
Jun. 06
Jul. 06
Aug. 06
Sep. 06
Oct. 06
Nov. 06
Dec. 06
Jan. 07
Feb. 07
Mar. 07
Apr. 07
May 07
Jun. 07
Jul. 07
Aug. 07
Sep. 07
Oct. 07
Nov. 07
Dec. 07
Jan. 08
Feb. 08
Mar. 08
Apr. 08
Forecast

Load Factor



85
80
75
70
65
60
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006
Q2 2006
Q3 2006
Q4 2006
Q1 2007
Q2 2007

COSTS

	Three months ended June 30			Six months ended June 30		
Cost per ASM (cents)	2007	2006	increase / (decrease)	2007	2006	increase / (decrease)
Aircraft fuel	3.45	3.48	(0.9%)	3.32	3.39	(2.1%)
Airport operations	2.04	1.98	3.0%	2.12	2.06	2.9%
Flight operations and navigational charges	1.84	1.88	(2.1%)	1.83	1.78	2.8%
Sales and marketing	1.30	1.38	(5.8%)	1.21	1.29	(6.2%)
Depreciation and amortization	0.89	0.93	(4.3%)	0.89	0.88	1.1%
General and administration	0.72	0.72	—	0.69	0.71	(2.8%)
Inflight	0.60	0.54	11.1%	0.58	0.52	11.5%
Aircraft leasing	0.57	0.59	(3.4%)	0.55	0.61	(9.8%)
Maintenance	0.54	0.53	1.9%	0.53	0.60	(11.7%)
Interest expense	0.53	0.56	(5.4%)	0.54	0.55	(1.8%)
Guest services*	0.24	0.25	(4.0%)	0.25	0.25	—
	12.72	12.84	(0.9%)	12.51	12.64	(1.0%)
CASM, excluding fuel*	9.27	9.36	(1.0%)	9.19	9.25	(0.6%)

*Excludes reservation system write-down of $31.9 million.

In the three and six months ended June 30, 2007, we were able to grow our capacity by 16 per cent and 18 per cent, respectively, compared to the prior periods while also achieving a reduction in our total cost per ASM by 0.9 and 1.0 per cent for these same periods, excluding the reservation system write-down of $31.9 million.

Our second quarter unit costs were primarily impacted by numerous CASM decreases from the same period last year, including sales and marketing (0.08 cents or 5.8 per cent) and flight operations and navigational (0.04 cents or 2.1 per cent). These decreases were partially offset by CASM increases in inflight (0.06 cents or 11.1 per cent) and airport operations (0.06 cents or 3.0 per cent).

For the first half of 2007, the most significant variances in unit costs came from CASM decreases in fuel (0.07 cents or 2.1 per cent), sales and marketing (0.08 cents or 6.2 per cent), aircraft leasing (0.06 cents or 9.8 per cent) and maintenance (0.07 cents or 11.7 per cent) which were offset slightly by CASM increases in inflight (0.06 cents or 11.5 per cent) and airport operations (0.06 cents or 2.9 per cent).

FUEL

Fuel represents WestJet's most significant cost, representing approximately 25 per cent of total operating expenses. In the second quarter of 2007, our fuel cost per ASM decreased slightly from 3.48 cents to 3.45 cents compared to the same quarter in 2006. The drop in the average price of jet fuel per litre by 2.8 per cent, due in part to a strengthening Canadian dollar, was partially offset by an increase in fuel burn due to higher load factors in the quarter. Year-to-date fuel cost per ASM decreased from 3.39 cents to 3.32 cents for the same reasons outlined above.

To help mitigate our exposure to fluctuations in jet fuel prices, we periodically use short-term and long-term financial and physical derivatives and account for these derivatives as cash flow hedges. As at June 30, 2007, we had no outstanding hedge contracts.

AIRPORT OPERATIONS

Airport operations expense consists primarily of airport landing and terminal fees as well as ground handling and charter costs. These expenditures typically fluctuate depending on destinations, aircraft weights and inclement weather conditions. Transborder flights are more expensive than domestic flights due to increased charges from domestic airports on the inbound leg of these flights.

For the three months ended June 30, 2007, our cost per ASM increased by 3.0 per cent which is in line with the weighted average increase in airport rates and fees across our network of destinations. We also increased our transborder departures, as a percentage of overall departures, by 3.0 percentage points compared to the second quarter in 2006.

For the first half of 2007, we showed a 2.9 per cent increase in our airport operations cost per ASM. This was due to airport rate increases as well as changes to our destination mix whereby transborder departures increased as a percentage of overall departures by 3.7 percentage points compared to the prior year. In addition, the particularly harsh Canadian winter drove up our 2007 de-icing costs as well as our costs to accommodate displaced guests due to cancelled or rerouted flights.

FLIGHT OPERATIONS AND NAVIGATIONAL CHARGES

Flight operations and navigational charges consist mainly of pilot salaries, benefits, training, stock-based compensation expense, salaries and benefits for operations control centre staff and fees levied by NAV Canada related to air traffic control.

For the second quarter of 2007, our flight operations and navigational charge per ASM decreased by 2.1 per cent from 1.88 cents to 1.84 cents. This is mainly due to lower stock-based compensation



RICHARD BULLEE Shift Lead, TAC | **CHRIS BULLEE** Shift Lead, TAC

We continue to grow our contracted business with corporate Canada as we add aircraft, new markets and frequency into key business markets.

expense as a result of the 2006 pilot agreement as well as a decrease in the NAV Canada charges owing to increased transborder traffic and a decrease in their rates in September 2006.

Year-to-date cost per ASM was 2.8 per cent higher than the first half of 2006 due mainly to timing of the change in total pilot compensation offset by the decrease in NAV Canada rates.

SALES AND MARKETING

Sales and marketing expenses consist mainly of travel agency commissions and advertising. For the first half of 2007, our sales and marketing CASM decreased by 6.2 per cent compared to the prior year. In part, this gain was due to leveraging previous market building efforts in Eastern Canada and realizing advertising scale opportunities. In the second quarter, advertising and promotions were down 15 per cent or $1.7 million over the previous year. Furthermore, we continue to grow our contracted business with corporate Canada as we add aircraft, new markets and frequency into key business markets. Our ability to efficiently work with corporate Canada continued to improve. We are now able to offer corporate discounts, at the time of booking, through a multitude of channels. As well, web efforts have focused on improving the performance of our system from the end-user perspective. A multi-stage improvement program has been implemented and currently the performance of the system, in terms of load time, has been reduced by more than eight seconds. This represents a load-time performance improvement of close to 40 per cent on westjet.com. This will contribute to increased utilization of the web which is one of our most cost-effective booking channels.

DEPRECIATION AND AMORTIZATION

The most significant item impacting the comparison of our 2007 and 2006 second quarter depreciation costs was the $1.2 million in amortization of transaction costs related to legal and financing fees on long-term debt that were recorded in the second quarter of 2006. Starting January 1, 2007, we are now expensing these costs as incurred, as per CICA handbook section S.3855, as general and administration expense. No transaction costs were incurred in the second quarter of 2007.

Our year-to-date depreciation and amortization cost per ASM increased by 1.1 per cent to 0.89 cents from 0.88 cents. This increase is a result of the one-time favourable adjustments recorded in the first quarter of 2006, related to the disposals of the 737-200 capital leases, which represented the final transition of our aircraft to a modernized, higher-efficiency Next-Generation fleet. The impact of this adjustment was offset by $2.3 million in amortization of transaction costs in the first half of 2006.

INFLIGHT

Our inflight expense consists mainly of flight attendant salaries, benefits, travel costs and training. Our inflight CASM increased by 11.1 per cent and 11.5 per cent for the three and six months, respectively, ended June 30, 2007 compared to the prior year. These increases are mainly due to a one-time market wage adjustment on May 1, 2007, increased hotel rates, as well as higher training costs due to a change in training compensation philosophy in May 2006 whereby we are now paying for a greater proportion of initial and recurrent annual training.

AIRCRAFT LEASING

In February and late March of this year, we added two new leased 737-700 aircraft to our fleet, bringing us to a total of 65 aircraft. We now lease a total of 20 Next-Generation aircraft, representing 31 per cent of our total fleet.

Aircraft leasing costs per ASM decreased by 3.4 per cent and 9.8 per cent in the three and six months ended June 30, 2007, respectively, primarily as a result of the strengthening of the Canadian dollar and the dilution of increased costs over a

greater number of seat miles from the 16 and 18 per cent growth in our operating capacity versus the prior year's comparative periods.

MAINTENANCE

Our unit maintenance cost of 0.54 cents for the second quarter of 2007 was 1.9 per cent higher than in 2006 due mainly to the increase in the number of aircraft out of warranty a year later. At June 30, 2006, six out of 57 aircraft in our fleet were out of warranty and at June 30, 2007, 20 out of 65 aircraft were out of warranty. The impact of this on our unit cost is mitigated by the strengthening Canadian dollar as well as the dilutive effect of our 16 per cent capacity growth quarter over quarter.

For the six months ended June 30, 2007, our unit maintenance cost of 0.53 cents was 11.7 per cent lower than the first half of 2006 due mainly to the $4.6 million in incremental maintenance costs incurred in 2006 related to the purchase and sale of the remaining 737-200 aircraft.

LOSS ON IMPAIRMENT OF RESERVATION SYSTEM

During the second quarter of 2007, we continued our discussions with the vendor of the aiRES reservations system regarding an amendment of the aiRES contract. Following these discussions, we reached an agreement to discontinue negotiations on an amendment to the aiRES contract. We concluded that implementing a future version of aiRES in the timeframe needed to meet our requirements is highly unlikely. As we cannot assure the recovery of costs previously capitalized in connection with the reservation system, we have recognized an impairment loss of $31.9 million.

Our current reservation system has been upgraded and is fully supported to meet our strategic plan for the remainder of 2007 and throughout 2008. All of the key functionalities we require to achieve our objectives are available to us. We will review our options for a new reservation system from a variety of companies, including Travelport, to meet our strategic plan beyond 2008.

FOREIGN EXCHANGE

The foreign exchange gains and losses that we realize are largely attributable to the effect of the changes in the value of the Canadian dollar, relative to the US-dollar, on our US-denominated net monetary assets over the respective periods. These assets, totalling approximately US $80 million, consist of US-dollar cash and cash equivalents and security deposits on various leased and financed aircraft. We hold US-denominated cash and short-term investments to reduce the foreign currency risk inherent in our US-dollar expenditures. We reported an unrealized foreign exchange loss of $6.9 million and $7.2 million during the three and six months ended June 30, 2007, respectively, on the revaluation of our US-dollar monetary assets. This compares to $3.2 million and $3.0 million during the same periods in the prior year.

Operationally, we benefit from the strengthening Canadian dollar on our expenditures which are either denominated in US dollars or linked to US indices. These expenditures represent approximately 28 per cent of our total spend, primarily in fuel, aircraft leasing and certain maintenance costs.

INCOME TAX EXPENSE (RECOVERY)

Our tax expense for the three and six months ended June 30 in 2007 and 2006 is lower than would otherwise be expected because of substantively enacted corporate tax rate reductions during the second quarter in both years. In 2007, the revaluation of our future tax resulted in a recovery of approximately $2.3 million of future income tax expense and in 2006, the revaluation totalled approximately $11.2 million.

FINANCIAL POSITION

At June 30, 2007, our total cash and cash equivalents were $546 million compared to $378 million at December 31, 2006. Our financial position remained strong as we were able to achieve yet another increase in our working capital ratio from 1.0 to 1.1 compared to December 31, 2006.

Our debt-to-equity ratio at June 30, 2007 was 2.25 to 1, including $440 million in off-balance-sheet debt related to the present value of operating lease obligations. This compares favourably to our debt-to-equity ratio at December 31, 2006 of 2.34 to 1. Our debt-to-equity ratio was impacted negatively by an adjustment to our opening retained earnings during the period as a result of the adoption of the new CICA Handbook sections for Financial Instruments. Effective January 1, 2007, we adjusted our opening retained earnings balance by $36.6 million (net of future tax of $16.3 million) related to transaction costs on long-term debt we previously included in other assets. Without this adjustment, our debt-to-equity ratio at June 30, 2007 would have been 2.16 to 1.

Operating cash flow

Operating cash flow in the second quarter and first half of 2007 was $149 million and $294 million, respectively, compared to $113 million and $196 million in the same periods in 2006 due to growth in earnings from operations.

Financing cash flow

In the second quarter of 2007, our total cash flow used in financing activities was $50 million, consisting mainly of $37 million in long-term debt repayments and $12 million for the repurchase of WestJet shares. Under the terms of our normal course issuer bid, which was approved in February 2007, we repurchased 745,700 shares. This effectively eliminated the impact of dilution resulting from the granting of shares under the terms of our stock option program. In the second quarter of 2006, cash flow from financing activities totalled $42 million and was made up primarily of long-term debt issuances of $77 million, net of $31 million in long-term debt repayments.

In the first half of 2007, our financing cash flow totalled $103 million and consisted mainly of $80 million in long-term debt repayments, $12 million in repurchased shares and $9 million in deposits on future leased aircraft. In the comparable period in 2006, cash flow from financing activities was $146 million, which was made up of an increase of $216 million in long-term debt to finance six aircraft offset by $59 million in long-term debt repayments and $9 million in deposits on future leased aircraft.

At June 30, 2007, we had commitments to take delivery, through the second half of 2007 to 2009, of an additional 20 Next-Generation aircraft, of which seven will be owned and 13 will be leased. In the remainder of 2007, we will receive five aircraft (four 737-700s and one 737-800) and in 2008 and 2009, we will receive six (five 737-700s and one 737-800) and nine aircraft (seven 737-700s and two 737-800s) respectively.

In addition, on July 12, 2007, we signed a Letter of Intent to lease an additional three aircraft for 2010 with options to lease three more aircraft in 2011.

Investing cash flow

Cash used in investing activities for the second quarter and first half of 2007 totalled $18 million and $19 million, respectively, compared to $82 million and $242 million in the previous year's comparable periods. In the current year, our investing activities were primarily related to Boeing deposits on future aircraft deliveries offset by $13.7 million received in the first quarter related to the sale of two engines. In 2006, cash used in investing activities was also primarily related to new aircraft acquisitions.

On July 12, 2007, we received Final Commitment of US $105.6 million from the Ex-Im Bank for the purchase of three aircraft, two of which were delivered in July, with the third to be delivered in September 2007. We also have a Preliminary Commitment for US $140.4 million outstanding to purchase four more aircraft to be delivered in November 2007, two in January 2008 and another in July 2008.

On July 31, 2007, our board of directors approved the purchase of an additional 20 Boeing 737-700 aircraft for delivery in 2012 and 2013. We have an option to convert any of these aircraft to 737-800s.

As at July 27, 2007, we had 125,656,884 shares outstanding – 125,177,597 common voting shares and 4,479,287 variable voting shares, and 14,135,190 stock options outstanding.



DOROTHY MCMULLIN Welcoming Team | **COLLEEN DEVLIN** Welcoming Team

ACCOUNTING POLICIES

On January 1, 2007, we adopted the new Canadian accounting standards for Financial Instruments – Disclosure and Presentation, Financial Instruments – Recognition and Measurement, Hedging and Comprehensive Income. Prior periods have not been restated. Comprehensive income consists of changes in gains and losses on hedge settlements. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net earnings.

The new standard on Financial Instruments prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured on the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, we designated our cash and cash equivalents, including US-dollar deposits, as held-for-trading, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, and long-term debt are classified as other financial liabilities, which are measured at amortized cost.



TYLER JAMES
Analyst, Technical Support - Server Ops

The third quarter looks to be a promising one from both an industry and a WestJet perspective.

Effective January 1, 2007, and as provided for on transition, we selected a policy of immediately expensing transaction costs incurred related to the acquisition of financial assets and liabilities. Previously, transaction costs had been deferred and included on the balance sheet as other assets or liabilities and amortized over the term of the related asset or liability. Under the transitional provisions, we retrospectively adopted this change in accounting policy without the restatement of prior period financial statements and incurred a charge to retained earnings of $36.6 million (net of future tax of $16.3 million) related to legal and financing fees on long-term debt.

All derivative instruments, including embedded derivatives, are recorded in the statement of earnings at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in earnings unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income. As of June 30, 2007, we did not have any outstanding derivative instruments. Effective January 1, 2007, we transferred $13.4 million of unamortized hedging losses related to certain Boeing Next-Generation leased aircraft to accumulated other comprehensive income. We will continue to amortize the hedging losses to net earnings over the remaining term of the previously related hedged item.

Additional disclosure requirements for financial instruments have been approved by the CICA and will be required disclosure beginning January 1, 2008.

RESTRICTED SHARE UNIT PLAN

We have a restricted share unit (RSU) plan whereby up to a maximum of 2,000,000 RSUs may be issued to WestJet officers and employees. Each RSU entitles a participant to receive cash equal to the market value of the equivalent number of our common shares. Each RSU will vest on a fixed

vesting date no later than three years from the date of grant and be paid out based on the market value for the five trading days prior to the vesting date. Payments under the RSU plan are made in cash. We will not issue any WestJet shares in connection with the RSU plan. In the second quarter of 2007, we granted 62,599 RSUs and incurred a compensation expense of $379,000 which is included in general and administrative expenses and accrued liabilities.

CONTROLS AND PROCEDURES

Management is responsible for the establishment and maintenance of a system of disclosure controls and procedures. The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2007, as defined under the rules of the Canadian Securities Administrators, and have concluded that our disclosure controls and procedures are effective. Management is also responsible for the establishment and maintenance of a system of internal controls over financial reporting. Management has designed internal controls over financial reporting effectively to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with Canadian GAAP. There were no changes in our internal controls over financial reporting during the most recent interim period that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

OUTLOOK

The third quarter looks to be a promising one from both an industry and a WestJet perspective. From an industry perspective, two areas are worth commenting on. Jet fuel prices continue to rise led by crude oil pricing offset somewhat by decreasing crack spreads. This key airline input, which represents approximately 25 per cent of WestJet's operating expenses, will put pressure on the industry cost performance.

The RASM environment, defined by the prospects for demand and yield in Canada, looks relatively robust for the third quarter. The economy is enabling Canadians to have ample discretionary income to travel domestically this summer. The competitive environment is such that most markets have two competitors who are acting rationally through this high-demand period.

With a healthy external environment and our cost advantages, we are confident about the successful absorption of our planned third-quarter capacity growth of approximately 14 per cent and the full-year outlook of 15 per cent. We expect to improve on year-over-year RASM in the third quarter.

Service into our three new destinations of Kitchener-Waterloo, Saint John and Deer Lake has been well received. We will be continuing service on a year-round basis to Kitchener-Waterloo and Saint John. As well, we announced our winter schedule in the second quarter. Highlights include further expansion into the Caribbean, including the Dominican Republic and Jamaica. In June, we were also awarded designations to fly into Mexico.

Overall, WestJet's guidance for the third quarter is that the company will continue to perform in accordance with the momentum it has established over the past several quarters.

July 31, 2007

CONSOLIDATED BALANCE SHEETS

WestJet Airlines Ltd.

June 30, 2007, December 31, 2006 and June 30, 2006 (Unaudited)
(Stated in Thousands of Dollars)

	June 30 2007	December 31 2006	June 30 2006
Assets			
Current assets:			
Cash and cash equivalents (note 2)	$ 545,976	$ 377,517	$ 358,465
Accounts receivable	11,072	12,645	11,780
Income taxes recoverable	428	13,820	14,409
Assets held for sale (note 3)	—	13,157	—
Prepaid expenses and deposits	34,695	30,727	33,708
Inventory	13,326	8,200	6,774
	605,497	456,066	425,136
Property and equipment (note 3)	2,097,579	2,158,746	1,993,522
Other assets (note 1)	47,843	111,715	94,740
	$ 2,750,919	$ 2,726,527	$ 2,513,398
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities	$ 150,499	$ 121,157	$ 121,134
Advance ticket sales	228,479	148,743	201,870
Non-refundable guest credits	42,593	40,508	34,547
Current portion of long-term debt (note 4)	148,247	153,720	132,550
Current portion of obligations under capital lease (note 5(b))	365	356	346
	570,183	464,484	490,447
Long-term debt (note 4)	1,216,505	1,291,136	1,183,234
Obligations under capital lease (note 5(b))	1,298	1,483	1,663
Other liabilities	11,215	14,114	14,548
Future income tax (note 8)	153,157	149,283	108,045
	1,952,358	1,920,500	1,797,937
Shareholders' equity:			
Share capital (note 6(a))	439,088	431,248	429,711
Contributed surplus	60,581	58,656	49,088
Accumulated other comprehensive income	(12,720)	—	—
Retained earnings	311,612	316,123	236,662
	798,561	806,027	715,461
Commitments and contingencies (note 5)			
	$ 2,750,919	$ 2,726,527	$ 2,513,398

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

WestJet Airlines Ltd.

June 30, 2007 and June 30, 2006 (Unaudited)
(Stated in Thousands of Dollars)

For the six months ended June 30, 2007	Share capital	Contributed surplus	Accumulated other comprehensive income	Retained earnings	Total
Balance at January 1, 2007	$ 431,248	$ 58,656	$ —	$ 316,123	$ 806,027
Change in accounting policies (note 1)	—	—	(13,420)	(36,612)	(50,032)
Balance at January 1, 2007, restated	431,248	58,656	(13,420)	279,511	755,995
Comprehensive income:					
Net earnings	—	—	—	41,404	41,404
Amortization of hedge settlements	—	—	700	—	700
Total comprehensive income					42,104
Issuance of shares pursuant to stock option plans (note 6(a))	1,467	—	—	—	1,467
Stock-based compensation expense (note 6(d))	—	10,801	—	—	10,801
Stock-based compensation on stock options exercised (note 6(a))	8,876	(8,876)	—	—	—
Shares repurchased (note 6(a))	(2,503)	—	—	(9,303)	(11,806)
Balance at June 30, 2007	$ 439,088	$ 60,581	$ (12,720)	$ 311,612	$ 798,561

For the six months ended June 30, 2006					
Balance at December 31, 2005	$ 429,613	$ 39,093	$ —	$ 201,447	$ 670,153
Net earnings	—	—	—	35,215	35,215
Stock-based compensation expense (note 6(d))	—	10,100	—	—	10,100
Stock-based compensation on stock options exercised (note 6(a))	105	(105)	—	—	—
Share issuance costs (note 6(a))	(10)	—	—	—	(10)
Tax benefit of issue costs (note 6(a))	3	—	—	—	3
Balance at June 30, 2006	$ 429,711	$ 49,088	$ —	$ 236,662	$ 715,461

CONSOLIDATED STATEMENTS OF EARNINGS

WestJet Airlines Ltd.

For the periods ended June 30, 2007 and 2006 (Unaudited)
(Stated in Thousands of Dollars, Except Per Share Amounts)

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	2007	2006
Revenues:				
Guest revenues	$ 449,312	$ 377,107	$ 840,044	$ 692,886
Charter and other	50,198	43,634	134,275	112,225
Interest income	5,284	3,231	9,683	5,594
	504,794	423,972	984,002	810,705
Expenses:				
Aircraft fuel	120,271	104,543	230,482	200,045
Airport operations	71,134	59,437	147,246	121,709
Flight operations and navigational charges	64,177	56,423	126,968	105,269
Sales and marketing	45,428	41,533	84,195	75,936
Loss on impairment of assets (note 3)	31,881	—	31,881	—
Depreciation and amortization	31,009	27,781	62,031	51,832
General and administration	25,108	21,673	47,967	41,740
Inflight	20,811	16,332	40,296	30,776
Aircraft leasing	19,835	17,610	38,310	36,103
Maintenance	19,144	15,673	37,558	34,983
Interest	18,418	16,897	37,190	32,453
Guest services	8,329	7,471	17,264	14,983
	475,545	385,373	901,388	745,829
Earnings from operations	29,249	38,599	82,614	64,876
Non-operating income (expense):				
Loss on foreign exchange	(6,912)	(3,218)	(7,234)	(2,952)
Gain (loss) on disposal of property and equipment	(6)	(33)	497	801
Non-recurring expenses (note 5(c))	—	(15,600)	—	(15,600)
	(6,918)	(18,851)	(6,737)	(17,751)
Employee profit share (note 7)	(5,320)	(2,122)	(11,974)	(4,969)
Earnings before income taxes	17,011	17,626	63,903	42,156
Income tax (expense) recovery (note 8):				
Current	(1,314)	(252)	(2,303)	(1,544)
Future	(4,148)	4,981	(20,196)	(5,397)
	(5,462)	4,729	(22,499)	(6,941)
Net earnings	$ 11,549	$ 22,355	$ 41,404	$ 35,215
Earnings per share (note 6(c)):				
Basic	$ 0.09	$ 0.17	$ 0.32	$ 0.27
Diluted	$ 0.09	$ 0.17	$ 0.32	$ 0.27

CONSOLIDATED STATEMENTS OF CASH FLOWS

WestJet Airlines Ltd.

For the periods ended June 30, 2007 and 2006 (Unaudited)
(Stated in Thousands of Dollars)

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	2007	2006
Cash flows from (used in):				
Operating activities:				
Net earnings	$ 11,549	$ 22,355	$ 41,404	$ 35,215
Items not involving cash:				
Depreciation and amortization	31,009	27,781	62,031	51,832
Amortization of other liabilities	(217)	(217)	(434)	(434)
Amortization of hedge settlement	350	347	700	695
Loss on disposal of property, equipment and aircraft parts (note 3)	32,001	1,004	31,581	217
Stock-based compensation expense (note 6(d))	5,730	5,417	11,180	10,100
Future income tax expense (recovery)	4,148	(4,981)	20,196	5,397
Unrealized foreign exchange loss (gain)	7,764	3,469	8,064	3,163
Decrease in non-cash working capital	56,571	57,560	118,812	89,571
	148,905	112,735	293,534	195,756
Financing activities:				
Repayment of long-term debt (note 4)	(37,046)	(30,727)	(80,104)	(59,247)
Increase in long-term debt (note 4)	—	77,316	—	216,197
Decrease in obligations under capital lease (note 5(b))	(88)	(84)	(176)	(310)
Share issuance costs (note 6(a))	—	(10)	—	(10)
Shares repurchased (note 6(a))	(11,806)	—	(11,806)	—
Increase in other assets	(133)	(3,484)	(9,264)	(9,185)
Issuance of common shares (note 6(a))	1,343	—	1,467	—
Increase in non-cash working capital	(2,627)	(1,071)	(2,627)	(1,071)
	(50,357)	41,940	(102,510)	146,374
Investing activities:				
Aircraft additions	(9,946)	(58,882)	(22,174)	(218,615)
Aircraft disposals	—	40	—	3,760
Other property and equipment additions	(8,347)	(23,461)	(10,772)	(28,237)
Other property and equipment disposals	21	37	13,781	1,472
	(18,272)	(82,266)	(19,165)	(241,620)
Cash flow from operating, investing and financing activities	80,276	72,409	171,859	100,510
Effect of exchange rate on cash and cash equivalents (note 2)	(3,344)	(2,044)	(3,400)	(1,685)
Net change in cash and cash equivalents	76,932	70,365	168,459	98,825
Cash and cash equivalents, beginning of period	469,044	288,100	377,517	259,640
Cash and cash equivalents, end of period	$ 545,976	$ 358,465	$ 545,976	$ 358,465
Cash interest paid	$ (18,462)	$ (15,713)	$ (37,798)	$ (30,491)
Cash taxes received (paid)	$ 1,269	$ (1,102)	$ 11,089	$ (2,044)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

WestJet Airlines Ltd.

For the periods ended June 30, 2007 and 2006 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

The interim consolidated financial statements of WestJet Airlines Ltd. ("WestJet" or "the Corporation") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2006, except as described below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2006.

The Corporation's business is seasonal in nature with varying levels of activity throughout the year. The Corporation experiences increased domestic travel in the summer months and more demand for transborder and charter sun destinations over the winter period.

1. **Change in accounting policies:**

   On January 1, 2007, the Corporation adopted the new Canadian accounting standards for Financial Instruments – Disclosure and Presentation, Financial Instruments – Recognition and Measurement, Hedging and Comprehensive Income. Prior periods have not been restated.

   Comprehensive income consists of changes in gains and losses on hedge settlements. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net earnings.

   The new standard on Financial Instruments prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured on the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired, at which time the amounts would be recorded in net earnings.

   Under adoption of these new standards, the Corporation designated its cash and cash equivalents, including US-dollar deposits, as held-for-trading, which is measured at fair

1. **Change in accounting policies (continued):**

value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, and long-term debt are classified as other financial liabilities, which are measured at amortized cost.

Effective January 1, 2007, and as provided for on transition, the Corporation has selected a policy of immediately expensing transaction costs incurred related to the acquisition of financial assets and liabilities. Previously, transaction costs had been deferred and included on the balance sheet as other assets or liabilities, and amortized over the term of the related asset or liability. Under the transitional provisions, the Corporation retrospectively adopted this change in accounting policy without the restatement of prior period financial statements and incurred a charge to retained earnings of $36.6 million (net of future tax of $16.3 million) related to legal and financing fees on long-term debt.

All derivative instruments, including embedded derivatives, are recorded in the statement of earnings at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in earnings unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income. As of June 30, 2007, the Corporation did not have any outstanding derivative instruments.

Effective January 1, 2007, the Corporation transferred $13.4 million of unamortized hedging losses related to certain Boeing Next-Generation leased aircraft to accumulated other comprehensive income. The Corporation will continue to amortize the hedging losses to net earnings over the remaining term of the previously related hedged item.

Additional disclosure requirements for financial instruments have been approved by the Canadian Institute of Chartered Accountants and will be required disclosure for fiscal years beginning January 1, 2008.

2. **Financial instruments:**

At June 30, 2007, the Corporation had US-dollar cash and cash equivalents totalling US $39,576,000 (December 31, 2006 – US $32,019,000; June 30, 2006 – US $40,048,000).

As at June 30, 2007, cash and cash equivalents included US $170,000 of restricted cash (December 31, 2006 – US $5,279,000; June 30, 2006 – US $8,959,000) and CAD $1,475,000 (December 31, 2006 – CAD $1,858,000; June 30, 2006 – CAD $NIL) of restricted cash. US $139,000 (December 31, 2006 – US $186,000; June 30, 2006 – US $125,000) is cash not yet remitted for passenger facility charges.

WestJet Airlines Ltd.

For the periods ended June 30, 2007 and 2006 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

3. Property and equipment:

June 30, 2007	Cost	Accumulated depreciation	Net book value
Aircraft	$ 2,091,510	$ 235,579	$ 1,855,931
Ground property and equipment	157,273	74,468	82,805
Spare engines and parts	75,066	11,826	63,240
Buildings	40,028	5,325	34,703
Leasehold improvements	7,130	4,856	2,274
Assets under capital lease	2,481	942	1,539
	2,373,488	332,996	2,040,492
Deposits on aircraft	54,389	—	54,389
Assets under development	2,698	—	2,698
	$ 2,430,575	$ 332,996	$ 2,097,579

December 31, 2006	Cost	Accumulated depreciation	Net book value
Aircraft	$ 2,086,301	$ 185,526	$ 1,900,775
Ground property and equipment	153,896	65,854	88,042
Spare engines and parts	70,459	10,145	60,314
Buildings	40,028	4,825	35,203
Leasehold improvements	6,914	4,579	2,335
Assets under capital lease	2,481	694	1,787
	2,360,079	271,623	2,088,456
Deposits on aircraft	38,011	—	38,011
Assets under development	32,279	—	32,279
	$ 2,430,369	$ 271,623	$ 2,158,746

3. **Property and equipment (continued):**

June 30, 2006	Cost	Accumulated depreciation	Net book value
Aircraft	$ 1,846,743	$ 141,280	$ 1,705,463
Ground property and equipment	150,690	56,711	93,979
Spare engines and parts	84,700	10,938	73,762
Buildings	39,501	4,318	35,183
Leasehold improvements	6,519	4,273	2,246
Assets under capital lease	2,481	445	2,036
	2,130,634	217,965	1,912,669
Deposits on aircraft	57,661	—	57,661
Assets under development	23,192	—	23,192
	$ 2,211,487	$ 217,965	$ 1,993,522

In 2006, the Corporation entered into agreements to sell certain spare engines and aircraft parts to an unrelated third party. At December 31, 2006, these engines and parts had been taken out of revenue-generating service and were included at their net book value in current assets, as assets held for sale. These transactions were completed in the first quarter of 2007.

During the second quarter of 2007, the Corporation continued its discussions with the vendor of the aiRES reservations system regarding an amendment to the aiRES contract. Following these discussions, the Corporation and the vendor have agreed to discontinue such negotiations and the Corporation has concluded that it is highly unlikely that implementation will occur in the near term. As the Corporation cannot assure the recovery of costs previously capitalized in connection with the reservations system, it has recognized an impairment loss of $31,881,000.

During the three and six months ended June 30, 2007, the Corporation expensed $114,000 and $197,000, respectively (three months ended June 30, 2006 – $971,000; six months ended June 30, 2006 – $1,018,000) of aircraft parts deemed to be beyond economic repair, which were included in maintenance expense.

(Tabular Dollar Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

4. **Long-term debt:**

	June 30, 2007	December 31, 2006	June 30, 2006
$1,709,467,000 in 45 individual term loans, amortized on a straight-line basis over a 12-year term, repayable in quarterly principal instalments ranging from $674,000 to $955,000, including fixed interest at a weighted average rate of 5.31%, maturing between 2014 and 2018. These facilities are guaranteed by the Ex-Im Bank and secured by 32 700-series aircraft and 13 600-series aircraft.	$ 1,322,212	$ 1,393,439	$ 1,260,933
$35,000,000 in three individual term loans, repayable in monthly instalments ranging from $104,000 to $166,000, including floating interest at the bank's prime rate plus 0.88%, with an effective interest rate of 6.88% as at June 30, 2007, maturing in 2008 and 2011, secured by three Next-Generation flight simulators.	24,797	26,223	27,580
$10,341,000 in 15 individual term loans, amortized on a straight-line basis over a five-year term, repayable in quarterly principal instalments ranging from $29,000 to $47,000, including floating interest at the Canadian LIBOR rate plus 0.08%, with a weighted average effective interest rate of 4.40% as at June 30, 2007, maturing between 2007 and 2011, guaranteed by the Ex-Im Bank and secured by certain 700-series and 600-series aircraft.	4,651	11,699	13,396
$12,000,000 term loan repayable in monthly instalments of $108,000, including interest at 9.03%, maturing April 2011, secured by the Calgary hangar facility.	10,240	10,426	10,597
$4,550,000 term loan repayable in monthly instalments of $50,000, including floating interest at the bank's prime plus 0.50%, with an effective interest rate of 6.50% as at June 30, 2007, maturing April 2013, secured by the Calgary hangar facility.	2,852	3,069	3,278
	1,364,752	1,444,856	1,315,784
Less current portion	148,247	153,720	132,550
	$ 1,216,505	$ 1,291,136	$ 1,183,234

4. **Long-term debt (continued):**

Future scheduled repayments of long-term debt are as follows:

2007	$ 74,128
2008	161,239
2009	145,407
2010	144,737
2011	157,465
2012 and thereafter	681,776
	$ 1,364,752

Subsequent to June 30, 2007, the Corporation converted a preliminary commitment to final commitment from Ex-Im Bank for three aircraft to be delivered between July 2007 and September 2007 for a total value of US $105.6 million. Subsequent to June 30, 2007, the Corporation has taken delivery on two aircraft under this facility and has drawn a total of CAD $74.1 million (US $70.6 million). The Corporation has a preliminary commitment from Ex-Im Bank for four aircraft to be delivered between November 2007 and July 2008 at a total value of US $140.4 million.

The Corporation will be charged a commitment fee of 0.125% per annum on the unutilized and uncancelled balance of the Ex-Im Bank facility, payable at specified dates and upon delivery of each aircraft, and is charged a 3% exposure fee on the financed portion of the aircraft price, payable upon delivery of an aircraft.

(Tabular Dollar Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

5. **Commitments and contingencies:**

a) Aircraft:

The Corporation has committed to purchase six 737-700s and one 737-800 Next-Generation aircraft for delivery between 2007 and 2008. Subsequent to June 30, 2007, the Corporation has committed to purchase an additional 20 737-700s aircraft for delivery in 2012 and 2013.

The remaining estimated amounts to be paid in deposits and purchase prices in US dollars relating to the purchases of the remaining aircraft and live satellite television systems are as follows:

2007	$ 143,289
2008	101,984
2009	7,342
2010	2,432
2011	271
2012 and thereafter	852,735
	$ 1,108,053

b) Leasehold commitments:

The Corporation has entered into operating leases and agreements for aircraft, buildings, computer hardware and software licences, satellite programming, and capital leases relating to ground handling equipment. The obligations are as follows:

	Capital leases	Operating leases
2007	$ 222	$ 49,749
2008	444	111,628
2009	444	130,599
2010	698	154,491
2011	38	155,597
2012 and thereafter	—	746,094
Total lease payments	1,846	$ 1,348,158
Less imputed interest at 5.29%	(183)	
Net minimum lease payments	1,663	
Less current portion of obligations under capital lease	(365)	
Obligations under capital lease	$ 1,298	

The Corporation has committed to lease an additional 10 737-700 aircraft and three 737-800 aircraft to be delivered between 2007 and 2009 for terms ranging between eight and 10 years in US dollars. Subsequent to June 30, 2007, the Corporation has committed to lease an additional

5. **Commitments and contingencies (continued):**

b) Leasehold commitments (continued):

two 737-700 aircraft and one 737-800 aircraft to be delivered in 2010 for terms ranging between eight and 10 years in US dollars. These amounts have been included at their Canadian-dollar equivalent in the table on the previous page with the US-dollar equivalent in the following table:

2007	$ 39,646
2008	93,996
2009	117,602
2010	142,169
2011	145,758
2012 and thereafter	687,874
	$ 1,227,045

c) Contingencies:

On April 4, 2004, Air Canada commenced a lawsuit against WestJet. Air Canada claimed damages in the amount of $220 million in an amendment to its statement of claim. On May 29, 2006, as a full settlement, the Corporation agreed to pay Air Canada's investigation and litigation costs incurred of $5.5 million and accepted Air Canada's request that WestJet make a donation in the amount of $10 million in the name of Air Canada and the Corporation to children's charities across the country. Air Canada accepted the Corporation's apology and withdrew its claims in light of this settlement. All legal proceedings between the parties have been terminated. These amounts and other settlement costs have been included in non-recurring expenses.

A Statement of Claim was filed by Jetsgo Corporation (Jetsgo) in the Ontario Superior Court on October 15, 2004, against WestJet, an officer, and a former officer (the Defendants). The principal allegations were that the Defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo. Jetsgo was seeking damages in an unspecified amount to be determined prior to trial plus $50 million for spoliation, punitive and exemplary damages. Jetsgo provided no details or evidence to substantiate its claim. On May 13, 2005, Jetsgo sought bankruptcy protection. Based on an Order of the Ontario Supreme Court of Justice dated April 25, 2007, this action has been formally dismissed.

The Corporation is party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material effect upon the Corporation's financial position, results of operations or cash flows.

(Tabular Dollar Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

6. **Share capital:**

a) Issued and outstanding:

	Three Months Ended June 30, 2007		Six Months Ended June 30, 2007		Twelve Months Ended December 31, 2006	
	Number	Amount	Number	Amount	Number	Amount
Common and variable voting shares:						
Balance, beginning of period	129,902,322	$ 435,016	129,648,688	$ 431,248	129,575,099	$ 429,613
Exercise of options (cash and cashless)	493,637	1,343	747,271	1,467	73,589	—
Stock-based compensation expense on stock options exercised	—	5,232	—	8,876	—	1,642
Shares repurchased	(745,700)	(2,503)	(745,700)	(2,503)	—	—
Share issuance costs	—	—	—	—	—	(10)
Tax benefit of issue costs	—	—	—	—	—	3
Balance, end of period	129,650,259	$ 439,088	129,650,259	$ 439,088	129,648,688	$ 431,248

	Three Months Ended June 30, 2006		Six Months Ended June 30, 2006	
	Number	Amount	Number	Amount
Common and variable voting shares:				
Balance, beginning of period	129,578,305	$ 429,718	129,575,099	$ 429,613
Exercise of options (cash and cashless)	—	—	3,206	—
Stock-based compensation expense on stock options exercised	—	—	—	105
Share issuance costs	—	(10)	—	(10)
Tax benefit of issue costs	—	3	—	3
Balance, end of period	129,578,305	$ 429,711	129,578,305	$ 429,711

6. **Share capital (continued):**

a) Issued and outstanding (continued):

As at June 30, 2007, the number of common voting shares and variable voting shares amounted to 125,178,225 (December 31, 2006 – 124,495,951; June 30, 2006 – 121,826,524) and 4,472,034 (December 31, 2006 - 5,152,737; June 30, 2006 – 7,751,781) respectively.

On February 26, 2007, WestJet filed a notice with the Toronto Stock Exchange (TSX) to make a normal course issuer bid to purchase outstanding shares on the open market. As approved by the TSX, WestJet is authorized to purchase up to 2,000,000 shares (representing approximately 1.5% of its currently issued and outstanding shares) during the period from February 28, 2007, to February 27, 2008, or until such earlier time as the bid is completed or terminated at the option of WestJet. Any shares WestJet purchases under this bid will be purchased on the open market through the facilities of the TSX at the prevailing market price at the time of the transaction. Shares acquired under the bid will be cancelled. In the three months ended June 30, 2007, the Corporation purchased 745,700 shares under the bid for total consideration of $11,806,000. The $9,303,000 excess of the market price over the average book value was charged to retained earnings.

b) Stock option plan:

Changes in the number of options, with their weighted average exercise prices, are summarized below:

	Three Months Ended June 30, 2007		Six Months Ended June 30, 2007		Twelve Months Ended December 31, 2006	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Stock options outstanding, beginning of period	13,964,545	$ 13.35	15,046,201	$ 13.21	11,428,718	$ 13.94
Issued	1,634,999	16.43	1,645,958	16.42	5,980,660	11.82
Exercised	(1,342,644)	11.44	(2,304,196)	11.35	(433,129)	11.21
Forfeited	(25,032)	13.98	(156,095)	13.00	(332,711)	13.19
Expired	—	—	—	—	(1,597,337)	13.78
Stock options outstanding, end of period	14,231,868	$ 13.89	14,231,868	$ 13.89	15,046,201	$ 13.21
Exercisable, end of period	6,351,375	$ 15.08	6,351,375	$ 15.08	4,846,236	$ 13.63

(Tabular Dollar Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

6. **Share capital (continued):**

b) Stock option plan (continued):

	Three Months Ended June 30, 2006		Six Months Ended June 30, 2006	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Stock options outstanding, beginning of period	11,337,573	$ 13.94	11,428,718	$ 13.94
Issued	5,862,405	11.82	5,879,979	11.82
Exercised	—	—	(27,736)	11.21
Forfeited	(21,860)	13.49	(81,756)	14.42
Expired	(1,551,060)	13.82	(1,572,147)	13.80
Stock options outstanding, end of period	15,627,058	$ 13.16	15,627,058	$ 13.16
Exercisable, end of period	5,264,888	$ 13.44	5,264,888	$ 13.44

Under the terms of the Corporation's stock option plan, a cashless settlement alternative is available, whereby option holders can either (a) elect to receive shares by delivering cash to the Corporation in the amount of the options, or (b) elect to receive a number of shares equivalent to the market value of the options over the exercise price. For the three and six months ended June 30, 2007, option holders exercised 1,222,877 and 2,173,400 options, respectively (12 months ended December 31, 2006 – 433,129 options; three months ended June 30, 2006 - NIL options; six months ended June 30, 2006 – 27,736 options) on a cashless settlement basis and received 373,870 and 616,475 shares, respectively (12 months ended December 31, 2006 – 73,589 shares; three months ended June 30, 2006 – NIL shares; six months ended June 30, 2006 – 3,206 shares).

6. **Share capital (continued):**

c) Per share amounts:

The following table summarizes the shares used in calculating net earnings per share:

	Three Months Ended June 30		Six Months Ended June 30	
	2007	**2006**	**2007**	**2006**
Weighted average number of shares outstanding – basic	129,870,817	129,578,305	129,827,284	129,577,787
Effect of dilutive employee stock options	1,240,874	55,252	827,102	97,962
Weighted average number of shares outstanding – diluted	131,111,691	129,633,557	130,654,386	129,675,749

For the three and six month periods ended June 30, 2007, 2,041,356 and 4,823,034 (three months ended June 30, 2006 – 12,981,013; six months ended June 30, 2006 – 12,981,013) options, respectively, were not included in the calculation of dilutive potential shares as the result would be anti-dilutive.

(Tabular Dollar Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

d) Stock-based compensation:

As new options are granted, the fair value of these options will be expensed over the vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Upon the exercise of stock options, consideration received, together with amounts previously recorded in contributed surplus, is recorded as an increase in share capital.

Stock-based compensation expense related to stock options included in flight operations and general and administration expenses totalled $5,730,000 and $10,801,000 for the three and six months ended June 30, 2007, respectively (three months ended June 30, 2006 - $5,417,000; six months ended June 30, 2006 – $10,100,000).

The fair market value of options granted during the three and six months ended June 30, 2007 and 2006, and the assumptions used in their determination are as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2007	2006	2007	2006
Weighted average fair market value per option	$ 5.65	$ 4.29	$ 5.65	$ 4.29
Average risk-free interest rate	4.20%	4.24%	4.20%	4.24%
Average volatility	38%	42%	38%	42%
Expected life (years)	3.7	3.6	3.7	3.6
Dividends per share	$ —	$ —	$ —	$ —

The Corporation has a restricted share unit (RSU) plan, whereby up to a maximum of 2,000,000 RSUs may be issued to officers and employees of the Corporation. Each RSU entitles a participant to receive cash equal to the market value of the equivalent number of shares of the Corporation.

The Corporation determines compensation expense for the RSUs based on the intrinsic value, considered to be the market value, at each reporting period, which is recognized in earnings over the vesting period.

During the three and six months ended June 30, 2007, 62,599 RSUs were granted with $379,000 of compensation expense included in general and administrative expenses and accrued liabilities. Each RSU granted vests in January 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

WestJet Airlines Ltd.

For the periods ended June 30, 2007 and 2006 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

7. **Employee profit share:**

   The provision for employee profit share is estimated based on adjusted actual year-to-date earnings results. The actual employee profit share amount is to be determined by the Board of Directors based on audited financial results at the completion of the financial year.

8. **Income taxes:**

   During the second quarter of 2007, the federal government substantively enacted a reduction of the general corporate tax rate by one-half percent to 18.5%, effective January 1, 2011. The impact of this legislation is a reduction of the Corporation's liability and provision for future income taxes of $2.3 million in the three and six months ended June 30, 2007.

9. **Comparative figures:**

   Certain prior period balances have been reclassified to conform to current period's presentation.

EXECUTIVES

CLIVE BEDDOE
Executive Chairman and CEO

SEAN DURFY
President

VITO CULMONE
Executive Vice-President,
Finance and Chief Financial Officer

FRED RING
Executive Vice-President,
Corporate Projects

BOB CUMMINGS
Executive Vice-President,
Guest Experience and Marketing

DR. HUGH DUNLEAVY
Executive Vice-President,
Commercial Distribution

KEN MCKENZIE
Executive Vice-President,
Operations

FERIO PUGLIESE
Executive Vice-President,
People

BOARD OF DIRECTORS

CLIVE BEDDOE
Executive Chairman and CEO
WestJet Airlines Ltd.

DON HOUGAN
Captain
P.A.C.T. Representative
WestJet

RONALD GREENE
Lead Director
President and CEO
Tortuga Investment Corp.

ARTHUR SCACE
Non-Executive Chairman
The Bank of Nova Scotia

MURPH HANNON
President
Murcon Development Ltd.

HUGH BOLTON
Non-Executive Chairman
EPCOR Utilities Inc.
Lead Director
Matrikon Inc.

WILMOT MATTHEWS
President
Marjad Inc.

ALLAN JACKSON
President and CEO
Arci Ltd.
President and CEO
Jackson Enterprises Inc.

LARRY POLLOCK
President and CEO
Canadian Western Bank
and Canadian Western Trust

BRETT GODFREY
CEO
Virgin Blue Airlines



WES
JE

MIKE MIDDLEBROOK
Manager,
CARE and WestJet Store

TERESA DEMARE
Team Leader,
Events

Transfer Agent and Registrar:
CIBC Mellon Trust Company
Toll Free Phone Number:
North America: 1-800-387-0825
Outside North America: (416) 643-5500
Website: www.cibcmellon.com

Auditors:
KPMG LLP, Calgary, AB

Legal Counsel:
Burnet, Duckworth and Palmer LLP, Calgary, AB

Stock Exchange Listing:
Shares in WestJet stock are publicly traded on the Toronto Stock Exchange under the symbols WJA and WJA.A.

Investor Relations Contact Information:
Phone: 1-877-493-7853 or
(403) 444-2252 in Calgary
E-mail: investor_relations@westjet.com

WestJet Office:
5055 11th St. NE
Calgary, AB T2E 8N4
Phone: (403) 444-2600
Fax: (403) 444-2301



82-34992

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS



SUZANNE CARRIÈRE
Manager, Legal Services

FORWARD-LOOKING INFORMATION

Certain information set forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. These forward-looking statements typically contain the words "anticipate," "believe," "estimate," "intend," "expect," "may," "will," "should" or other similar terms. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, including the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to capacity fluctuations and pricing environment), labour matters, government regulation, stock-market volatility and the ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Additional information relating to WestJet, including Annual Information Forms and financial statements, is located on SEDAR at www.sedar.com. To supplement its consolidated financial statements presented in accordance with Canadian generally accepted accounting principles (GAAP), the Company uses various non-GAAP performance measures, including ASM, CASM, RASM, yield, operating revenues, operating margin and load factor as defined below. These measures are provided to enhance the user's overall understanding of the Company's current financial performance and are included to provide investors and management with an alternative method for assessing the Company's operating results in a manner that is focused on the performance of the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance with or an alternative for GAAP and may be different from measures used by other companies.

OPERATIONAL TERMS

Operating Revenues: Total of guest revenues, charter and other revenues and interest income.

Operating Margin: Earnings from operations divided by total revenues.

ASMs – Available Seat Miles: Total passenger capacity (calculated by multiplying the total number of seats available for sale by the total distance flown).

RPMs – Revenue Passenger Miles: Passenger traffic (number of revenue passengers, multiplied by the total distance flown).

Load Factor: Total capacity utilization (proportion of total ASMs occupied by revenue passengers).

Yield – Revenue per RPM: Unit yield (total revenue generated per RPM).

RASM – Revenue per ASM: Unit revenue (total revenue divided by ASMs).

CASM – Cost per ASM: Unit costs (operating expenses divided by ASMs).

The table below sets forth selected data derived from our consolidated financial statements for the eight previous quarters ended June 30, 2007. This table has been prepared in accordance with Canadian GAAP and are reported in Canadian dollars. This information should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006, and related notes thereto.

Our business is seasonal in nature with varying levels of activity throughout the year. We traditionally experience increased domestic travel in the summer months and more demand for transborder and charter sun destinations over the winter period. However, we have been able to alleviate the effects of the seasonal demand by allocating our network capacity to our various markets as appropriate based on demand in the season.

In the quarter ended December 31, 2005, the reported net earnings of $1.0 million were impacted by elevated fuel prices caused by that season's hurricanes.

Selected Quarterly Unaudited Financial Information (IN MILLIONS EXCEPT PER SHARE DATA)

	Three Months Ended			
	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sept. 30, 2006
Total revenues	$ 505	$ 479	$ 459	$ 502
Net earnings	$ 12	$ 30	$ 27	$ 53
Basic earnings per share	$ 0.09	$ 0.23	$ 0.21	$ 0.41
Diluted earnings per share	$ 0.09	$ 0.23	$ 0.21	$ 0.41
	Three Months Ended			
	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sept. 30, 2005
Total revenues	$ 424	$ 387	$ 367	$ 406
Net earnings	$ 22	$ 13	$ 1	$ 30
Basic earnings per share	$ 0.17	$ 0.10	$ 0.01	$ 0.24
Diluted earnings per share	$ 0.17	$ 0.10	$ 0.01	$ 0.23

HIGHLIGHTS

In the three months ended June 30, 2007, we reported net earnings of $11.5 million ($0.09 per share) compared to $22.4 million ($0.17 per share) in the comparable quarter in 2006. Our net earnings this quarter were negatively impacted by a non-cash write-down of $31.9 million ($22.2 million after tax) in capitalized costs for the assets associated with WestJet's aiRES reservation system project. In the second quarter of 2006, the settlement of the Air Canada lawsuit resulted in a $15.6 million charge ($10.8 million after tax) which was more than offset by favourable tax legislation changes of $11.2 million. For the first half of 2007, our net earnings rose 17.6 per cent to $41.4 million compared to $35.2 million for the same period in 2006.

In the three and six months ended June 30, 2007, excluding the reservation system write-down of $31.9 million, we generated earnings from operations of $61.1 million and $114.5 million, which resulted in operating margins of 12.1 and 11.6 per cent respectively. These results represent the highest second quarter and first half-year earnings from operations and operating margins in our history. These were up significantly from our previous records for earnings from operations of $38.6 million and $64.9 million and operating margins of 9.1 per cent and 8.0 per cent which were achieved in the same periods of 2006. The growth in our earnings from operations continues to be driven primarily by additional capacity, record load factors, overall improvement in our RASM and continued cost control.

This quarter's results reflect the continued success of our capacity management strategy. By reallocating our capacity from U.S. charter and sun destinations to our Canadian markets, in addition to overall capacity growth of 16 per cent, we continued to experience record traffic for each month as well as improved RASM by 2.5 per cent compared to the same periods in 2006.

Quarterly RASM and CASM (CENTS PER ASM)


16
15
14
13
12
11
10
RASM
CASM
Q1 2004
Q2 2004
Q3 2004
Q4 2004*
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006
Q2 2006
Q3 2006
Q4 2006
Q1 2007
Q2 2007†

*Excludes a $47.6 million 737-200 write-down in Q4 2004.

†Excludes the reservation system write-down of $31.9 million in Q2 2007.

We remain focused on cost control. Excluding the reservation system write-down, our unit costs decreased by 0.9 and 1.0 per cent for the three and six months ended June 30, 2007, compared to the same periods in 2006.

Our revenue results for the first half of the current year continue to show strong growth. Our capacity increased 18 per cent over the prior year and our RPMs increased by 21 per cent. Our load factor in this period was 81.0 per cent which is another record for our airline. We maintained our yield at 17.51 cents per passenger mile and improved our RASM by 3.3 per cent.

	Three months ended June 30			Six months ended June 30		
	2007	2006	increase / (decrease)	2007	2006	increase / (decrease)
ASMs	3,488,485,738	3,002,241,066	16%	6,937,533,552	5,899,348,947	18%
RPMs	2,822,372,023	2,325,802,995	21%	5,619,542,312	4,626,250,470	21%
Load factor	80.9%	77.5%	3.4	81.0%	78.4%	2.6
Yield (cents)	17.89	18.23	(1.9%)	17.51	17.52	(0.1%)
RASM (cents)	14.47	14.12	2.5%	14.19	13.74	3.3%
Cost per passenger mile (cents)*	15.72	16.57	(5.1%)	15.47	16.12	(4.0%)
CASM (cents)*	12.72	12.84	(0.9%)	12.51	12.64	(1.0%)
Fuel consumption (litres)	173,222,765	146,386,704	18%	345,381,068	288,678,322	20%
Fuel cost/litre (cents)	69.4	71.4	(3%)	66.7	69.3	(4%)
Segment guests	3,229,146	2,700,404	20%	6,269,735	5,321,596	18%
Average stage length (miles)	834	823	1%	846	827	2%
Number of full-time equivalent employees at period end	5,350	4,603	16%	5,350	4,603	16%
Fleet size at period end	65	57	14%	65	57	14%
Aircraft available for use	65	57	14%	65	57	14%

*Excludes reservation system write-down of $31.9 million.

REVENUES

	Three months ended June 30			Six months ended June 30		
	2007	2006	increase / (decrease)	2007	2006	increase / (decrease)
($ in thousands)						
Guest revenues	$ 449,312	$ 377,107	19%	$ 840,044	$ 692,886	21%
Charter and other	50,198	43,634	15%	134,275	112,225	20%
Interest income	5,284	3,231	64%	9,683	5,594	73%
	$ 504,794	$ 423,972	19%	$ 984,002	$ 810,705	21%
RASM (cents)	14.47	14.12	2.5%	14.19	13.74	3.3%

Our total guest revenues increased by 19 per cent from $377 million to $449 million for the second quarter of 2007 on capacity growth of 16 per cent. For the six months ended June 30, 2007, our guest revenues increased by 21 per cent from $693 million to $840 million on capacity growth of 18 per cent. For the second quarter and first half of 2007, our RASM increased by 2.5 per cent and 3.3 per cent compared to the prior year periods, driven primarily by our record load factor increases of 3.4 percentage points and 2.6 percentage points to 80.9 per cent and 81.0 per cent respectively.

During the second quarter of 2007, we transitioned 21 per cent of our total capacity from our winter schedule of U.S., international and charter destinations to Canadian domestic markets. This transition occurred in the context of a 16 per cent year-over-year quarterly capacity increase. This represented the largest single increase in domestic flying in our 11-year history and the largest seasonal reallocation of capacity we have ever undertaken. As demonstrated by our high load factors, this capacity increase was absorbed by the market, although it contributed to a decrease in our second quarter yield from 18.23 cents to 17.89 cents. This strategy has helped us alleviate the traditionally seasonal fluctuation of the airline business by optimizing the allocation of our ever-growing capacity. The graph on the following page demonstrates the historical and projected monthly pattern using ASM mix percentages.

For the three and six months ended June 30, 2007, our load factors averaged 80.9 and 81.0 per cent which are increases compared to the previous year when the loads averaged 77.5 and 78.4 per cent respectively. Load factors for the second quarter of 2007 and 2006 represented the highest second quarter load factors in our history. WestJet satisfaction surveys reveal that almost 90 per cent of our guests will fly with us again and will recommend our airline to others; therefore, we believe that our focus on load factors in the second quarter provides a strong foundation for the upcoming quarters.

Our charter and other revenues are up 15 and 20 per cent in the three and six months ended June 30, 2007, compared to the prior year, due mainly to a substantial increase in ancillary revenue including service fees and incremental WestJet Vacations non-air revenue offset by a modest decrease in charter revenue.

Charter and Scheduled Transborder as Percentage of Total ASMs



40%
35%
30%
25%
20%
15%
10%
5%
0%
Transborder
Charter
Jan. 06
Feb. 06
Mar. 06
Apr. 06
May 06
Jun. 06
Jul. 06
Aug. 06
Sep. 06
Oct. 06
Nov. 06
Dec. 06
Jan. 07
Feb. 07
Mar. 07
Apr. 07
May 07
Jun. 07
Jul. 07
Aug. 07
Sep. 07
Oct. 07
Nov. 07
Dec. 07
Jan. 08
Feb. 08
Mar. 08
Apr. 08
Forecast

Load Factor



85
80
75
70
65
60
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006
Q2 2006
Q3 2006
Q4 2006
Q1 2007
Q2 2007

COSTS

Cost per ASM (cents)	Three months ended June 30 2007	2006	increase / (decrease)	Six months ended June 30 2007	2006	increase / (decrease)
Aircraft fuel	3.45	3.48	(0.9%)	3.32	3.39	(2.1%)
Airport operations	2.04	1.98	3.0%	2.12	2.06	2.9%
Flight operations and navigational charges	1.84	1.88	(2.1%)	1.83	1.78	2.8%
Sales and marketing	1.30	1.38	(5.8%)	1.21	1.29	(6.2%)
Depreciation and amortization	0.89	0.93	(4.3%)	0.89	0.88	1.1%
General and administration	0.72	0.72	—	0.69	0.71	(2.8%)
Inflight	0.60	0.54	11.1%	0.58	0.52	11.5%
Aircraft leasing	0.57	0.59	(3.4%)	0.55	0.61	(9.8%)
Maintenance	0.54	0.53	1.9%	0.53	0.60	(11.7%)
Interest expense	0.53	0.56	(5.4%)	0.54	0.55	(1.8%)
Guest services*	0.24	0.25	(4.0%)	0.25	0.25	—
	12.72	12.84	(0.9%)	12.51	12.64	(1.0%)
CASM, excluding fuel*	9.27	9.36	(1.0%)	9.19	9.25	(0.6%)

*Excludes reservation system write-down of $31.9 million.

In the three and six months ended June 30, 2007, we were able to grow our capacity by 16 per cent and 18 per cent, respectively, compared to the prior periods while also achieving a reduction in our total cost per ASM by 0.9 and 1.0 per cent for these same periods, excluding the reservation system write-down of $31.9 million.

Our second quarter unit costs were primarily impacted by numerous CASM decreases from the same period last year, including sales and marketing (0.08 cents or 5.8 per cent) and flight operations and navigational (0.04 cents or 2.1 per cent). These decreases were partially offset by CASM increases in inflight (0.06 cents or 11.1 per cent) and airport operations (0.06 cents or 3.0 per cent).

For the first half of 2007, the most significant variances in unit costs came from CASM decreases in fuel (0.07 cents or 2.1 per cent), sales and marketing (0.08 cents or 6.2 per cent), aircraft leasing (0.06 cents or 9.8 per cent) and maintenance (0.07 cents or 11.7 per cent) which were offset slightly by CASM increases in inflight (0.06 cents or 11.5 per cent) and airport operations (0.06 cents or 2.9 per cent).

FUEL

Fuel represents WestJet's most significant cost, representing approximately 25 per cent of total operating expenses. In the second quarter of 2007, our fuel cost per ASM decreased slightly from 3.48 cents to 3.45 cents compared to the same quarter in 2006. The drop in the average price of jet fuel per litre by 2.8 per cent, due in part to a strengthening Canadian dollar, was partially offset by an increase in fuel burn due to higher load factors in the quarter. Year-to-date fuel cost per ASM decreased from 3.39 cents to 3.32 cents for the same reasons outlined above.

To help mitigate our exposure to fluctuations in jet fuel prices, we periodically use short-term and long-term financial and physical derivatives and account for these derivatives as cash flow hedges. As at June 30, 2007, we had no outstanding hedge contracts.

AIRPORT OPERATIONS

Airport operations expense consists primarily of airport landing and terminal fees as well as ground handling and charter costs. These expenditures typically fluctuate depending on destinations, aircraft weights and inclement weather conditions. Transborder flights are more expensive than domestic flights due to increased charges from domestic airports on the inbound leg of these flights.

For the three months ended June 30, 2007, our cost per ASM increased by 3.0 per cent which is in line with the weighted average increase in airport rates and fees across our network of destinations. We also increased our transborder departures, as a percentage of overall departures, by 3.0 percentage points compared to the second quarter in 2006.

For the first half of 2007, we showed a 2.9 per cent increase in our airport operations cost per ASM. This was due to airport rate increases as well as changes to our destination mix whereby transborder departures increased as a percentage of overall departures by 3.7 percentage points compared to the prior year. In addition, the particularly harsh Canadian winter drove up our 2007 de-icing costs as well as our costs to accommodate displaced guests due to cancelled or rerouted flights.

FLIGHT OPERATIONS AND NAVIGATIONAL CHARGES

Flight operations and navigational charges consist mainly of pilot salaries, benefits, training, stock-based compensation expense, salaries and benefits for operations control centre staff and fees levied by NAV Canada related to air traffic control.

For the second quarter of 2007, our flight operations and navigational charge per ASM decreased by 2.1 per cent from 1.88 cents to 1.84 cents. This is mainly due to lower stock-based compensation



RICHARD BULLEE Shift Lead, TAC | **CHRIS BULLEE** Shift Lead, TAC

We continue to grow our contracted business with corporate Canada as we add aircraft, new markets and frequency into key business markets.

expense as a result of the 2006 pilot agreement as well as a decrease in the NAV Canada charges owing to increased transborder traffic and a decrease in their rates in September 2006.

Year-to-date cost per ASM was 2.8 per cent higher than the first half of 2006 due mainly to timing of the change in total pilot compensation offset by the decrease in NAV Canada rates.

SALES AND MARKETING

Sales and marketing expenses consist mainly of travel agency commissions and advertising. For the first half of 2007, our sales and marketing CASM decreased by 6.2 per cent compared to the prior year. In part, this gain was due to leveraging previous market building efforts in Eastern Canada and realizing advertising scale opportunities. In the second quarter, advertising and promotions were down 15 per cent or $1.7 million over the previous year. Furthermore, we continue to grow our contracted business with corporate Canada as we add aircraft, new markets and frequency into key business markets. Our ability to efficiently work with corporate Canada continued to improve. We are now able to offer corporate discounts, at the time of booking, through a multitude of channels. As well, web efforts have focused on improving the performance of our system from the end-user perspective. A multi-stage improvement program has been implemented and currently the performance of the system, in terms of load time, has been reduced by more than eight seconds. This represents a load-time performance improvement of close to 40 per cent on westjet.com. This will contribute to increased utilization of the web which is one of our most cost-effective booking channels.

DEPRECIATION AND AMORTIZATION

The most significant item impacting the comparison of our 2007 and 2006 second quarter depreciation costs was the $1.2 million in amortization of transaction costs related to legal and financing fees on long-term debt that were recorded in the second quarter of 2006. Starting January 1, 2007, we are now expensing these costs as incurred, as per CICA handbook section S.3855, as general and administration expense. No transaction costs were incurred in the second quarter of 2007.

Our year-to-date depreciation and amortization cost per ASM increased by 1.1 per cent to 0.89 cents from 0.88 cents. This increase is a result of the one-time favourable adjustments recorded in the first quarter of 2006, related to the disposals of the 737-200 capital leases, which represented the final transition of our aircraft to a modernized, higher-efficiency Next-Generation fleet. The impact of this adjustment was offset by $2.3 million in amortization of transaction costs in the first half of 2006.

INFLIGHT

Our inflight expense consists mainly of flight attendant salaries, benefits, travel costs and training. Our inflight CASM increased by 11.1 per cent and 11.5 per cent for the three and six months, respectively, ended June 30, 2007 compared to the prior year. These increases are mainly due to a one-time market wage adjustment on May 1, 2007, increased hotel rates, as well as higher training costs due to a change in training compensation philosophy in May 2006 whereby we are now paying for a greater proportion of initial and recurrent annual training.

AIRCRAFT LEASING

In February and late March of this year, we added two new leased 737-700 aircraft to our fleet, bringing us to a total of 65 aircraft. We now lease a total of 20 Next-Generation aircraft, representing 31 per cent of our total fleet.

Aircraft leasing costs per ASM decreased by 3.4 per cent and 9.8 per cent in the three and six months ended June 30, 2007, respectively, primarily as a result of the strengthening of the Canadian dollar and the dilution of increased costs over a

greater number of seat miles from the 16 and 18 per cent growth in our operating capacity versus the prior year's comparative periods.

MAINTENANCE

Our unit maintenance cost of 0.54 cents for the second quarter of 2007 was 1.9 per cent higher than in 2006 due mainly to the increase in the number of aircraft out of warranty a year later. At June 30, 2006, six out of 57 aircraft in our fleet were out of warranty and at June 30, 2007, 20 out of 65 aircraft were out of warranty. The impact of this on our unit cost is mitigated by the strengthening Canadian dollar as well as the dilutive effect of our 16 per cent capacity growth quarter over quarter.

For the six months ended June 30, 2007, our unit maintenance cost of 0.53 cents was 11.7 per cent lower than the first half of 2006 due mainly to the $4.6 million in incremental maintenance costs incurred in 2006 related to the purchase and sale of the remaining 737-200 aircraft.

LOSS ON IMPAIRMENT OF RESERVATION SYSTEM

During the second quarter of 2007, we continued our discussions with the vendor of the aiRES reservations system regarding an amendment of the aiRES contract. Following these discussions, we reached an agreement to discontinue negotiations on an amendment to the aiRES contract. We concluded that implementing a future version of aiRES in the timeframe needed to meet our requirements is highly unlikely. As we cannot assure the recovery of costs previously capitalized in connection with the reservation system, we have recognized an impairment loss of $31.9 million.

Our current reservation system has been upgraded and is fully supported to meet our strategic plan for the remainder of 2007 and throughout 2008. All of the key functionalities we require to achieve our objectives are available to us. We will review our options for a new reservation system from a variety of companies, including Travelport, to meet our strategic plan beyond 2008.

FOREIGN EXCHANGE

The foreign exchange gains and losses that we realize are largely attributable to the effect of the changes in the value of the Canadian dollar, relative to the US-dollar, on our US-denominated net monetary assets over the respective periods. These assets, totalling approximately US $80 million, consist of US-dollar cash and cash equivalents and security deposits on various leased and financed aircraft. We hold US-denominated cash and short-term investments to reduce the foreign currency risk inherent in our US-dollar expenditures. We reported an unrealized foreign exchange loss of $6.9 million and $7.2 million during the three and six months ended June 30, 2007, respectively, on the revaluation of our US-dollar monetary assets. This compares to $3.2 million and $3.0 million during the same periods in the prior year.

Operationally, we benefit from the strengthening Canadian dollar on our expenditures which are either denominated in US dollars or linked to US indices. These expenditures represent approximately 28 per cent of our total spend, primarily in fuel, aircraft leasing and certain maintenance costs.

INCOME TAX EXPENSE (RECOVERY)

Our tax expense for the three and six months ended June 30 in 2007 and 2006 is lower than would otherwise be expected because of substantively enacted corporate tax rate reductions during the second quarter in both years. In 2007, the revaluation of our future tax resulted in a recovery of approximately $2.3 million of future income tax expense and in 2006, the revaluation totalled approximately $11.2 million.

FINANCIAL POSITION

At June 30, 2007, our total cash and cash equivalents were $546 million compared to $378 million at December 31, 2006. Our financial position remained strong as we were able to achieve yet another increase in our working capital ratio from 1.0 to 1.1 compared to December 31, 2006.

Our debt-to-equity ratio at June 30, 2007 was 2.25 to 1, including $440 million in off-balance-sheet debt related to the present value of operating lease obligations. This compares favourably to our debt-to-equity ratio at December 31, 2006 of 2.34 to 1. Our debt-to-equity ratio was impacted negatively by an adjustment to our opening retained earnings during the period as a result of the adoption of the new CICA Handbook sections for Financial Instruments. Effective January 1, 2007, we adjusted our opening retained earnings balance by $36.6 million (net of future tax of $16.3 million) related to transaction costs on long-term debt we previously included in other assets. Without this adjustment, our debt-to-equity ratio at June 30, 2007 would have been 2.16 to 1.

Operating cash flow

Operating cash flow in the second quarter and first half of 2007 was $149 million and $294 million, respectively, compared to $113 million and $196 million in the same periods in 2006 due to growth in earnings from operations.

Financing cash flow

In the second quarter of 2007, our total cash flow used in financing activities was $50 million, consisting mainly of $37 million in long-term debt repayments and $12 million for the repurchase of WestJet shares. Under the terms of our normal course issuer bid, which was approved in February 2007, we repurchased 745,700 shares. This effectively eliminated the impact of dilution resulting from the granting of shares under the terms of our stock option program. In the second quarter of 2006, cash flow from financing activities totalled $42 million and was made up primarily of long-term debt issuances of $77 million, net of $31 million in long-term debt repayments.

In the first half of 2007, our financing cash flow totalled $103 million and consisted mainly of $80 million in long-term debt repayments, $12 million in repurchased shares and $9 million in deposits on future leased aircraft. In the comparable period in 2006, cash flow from financing activities was $146 million, which was made up of an increase of $216 million in long-term debt to finance six aircraft offset by $59 million in long-term debt repayments and $9 million in deposits on future leased aircraft.

At June 30, 2007, we had commitments to take delivery, through the second half of 2007 to 2009, of an additional 20 Next-Generation aircraft, of which seven will be owned and 13 will be leased. In the remainder of 2007, we will receive five aircraft (four 737-700s and one 737-800) and in 2008 and 2009, we will receive six (five 737-700s and one 737-800) and nine aircraft (seven 737-700s and two 737-800s) respectively.

In addition, on July 12, 2007, we signed a Letter of Intent to lease an additional three aircraft for 2010 with options to lease three more aircraft in 2011.

Investing cash flow

Cash used in investing activities for the second quarter and first half of 2007 totalled $18 million and $19 million, respectively, compared to $82 million and $242 million in the previous year's comparable periods. In the current year, our investing activities were primarily related to Boeing deposits on future aircraft deliveries offset by $13.7 million received in the first quarter related to the sale of two engines. In 2006, cash used in investing activities was also primarily related to new aircraft acquisitions.

On July 12, 2007, we received Final Commitment of US $105.6 million from the Ex-Im Bank for the purchase of three aircraft, two of which were delivered in July, with the third to be delivered in September 2007. We also have a Preliminary Commitment for US $140.4 million outstanding to purchase four more aircraft to be delivered in November 2007, two in January 2008 and another in July 2008.

On July 31, 2007, our board of directors approved the purchase of an additional 20 Boeing 737-700 aircraft for delivery in 2012 and 2013. We have an option to convert any of these aircraft to 737-800s.

As at July 27, 2007, we had 125,656,884 shares outstanding – 125,177,597 common voting shares and 4,479,287 variable voting shares, and 14,135,190 stock options outstanding.



DOROTHY MCMULLIN | COLLEEN DEVLIN
Welcoming Team | Welcoming Team

ACCOUNTING POLICIES

On January 1, 2007, we adopted the new Canadian accounting standards for Financial Instruments – Disclosure and Presentation, Financial Instruments – Recognition and Measurement, Hedging and Comprehensive Income. Prior periods have not been restated. Comprehensive income consists of changes in gains and losses on hedge settlements. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net earnings.

The new standard on Financial Instruments prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured on the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, we designated our cash and cash equivalents, including US-dollar deposits, as held-for-trading, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, and long-term debt are classified as other financial liabilities, which are measured at amortized cost.



TYLER JAMES
Analyst, Technical Support - Server Ops

The third quarter looks to be a promising one from both an industry and a WestJet perspective.

Effective January 1, 2007, and as provided for on transition, we selected a policy of immediately expensing transaction costs incurred related to the acquisition of financial assets and liabilities. Previously, transaction costs had been deferred and included on the balance sheet as other assets or liabilities and amortized over the term of the related asset or liability. Under the transitional provisions, we retrospectively adopted this change in accounting policy without the restatement of prior period financial statements and incurred a charge to retained earnings of $36.6 million (net of future tax of $16.3 million) related to legal and financing fees on long-term debt.

All derivative instruments, including embedded derivatives, are recorded in the statement of earnings at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in earnings unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income. As of June 30, 2007, we did not have any outstanding derivative instruments. Effective January 1, 2007, we transferred $13.4 million of unamortized hedging losses related to certain Boeing Next-Generation leased aircraft to accumulated other comprehensive income. We will continue to amortize the hedging losses to net earnings over the remaining term of the previously related hedged item.

Additional disclosure requirements for financial instruments have been approved by the CICA and will be required disclosure beginning January 1, 2008.

RESTRICTED SHARE UNIT PLAN

We have a restricted share unit (RSU) plan whereby up to a maximum of 2,000,000 RSUs may be issued to WestJet officers and employees. Each RSU entitles a participant to receive cash equal to the market value of the equivalent number of our common shares. Each RSU will vest on a fixed

vesting date no later than three years from the date of grant and be paid out based on the market value for the five trading days prior to the vesting date. Payments under the RSU plan are made in cash. We will not issue any WestJet shares in connection with the RSU plan. In the second quarter of 2007, we granted 62,599 RSUs and incurred a compensation expense of $379,000 which is included in general and administrative expenses and accrued liabilities.

CONTROLS AND PROCEDURES

Management is responsible for the establishment and maintenance of a system of disclosure controls and procedures. The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2007, as defined under the rules of the Canadian Securities Administrators, and have concluded that our disclosure controls and procedures are effective. Management is also responsible for the establishment and maintenance of a system of internal controls over financial reporting. Management has designed internal controls over financial reporting effectively to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with Canadian GAAP. There were no changes in our internal controls over financial reporting during the most recent interim period that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

OUTLOOK

The third quarter looks to be a promising one from both an industry and a WestJet perspective. From an industry perspective, two areas are worth commenting on. Jet fuel prices continue to rise led by crude oil pricing offset somewhat by decreasing crack spreads. This key airline input, which represents approximately 25 per cent of WestJet's operating expenses, will put pressure on the industry cost performance.

The RASM environment, defined by the prospects for demand and yield in Canada, looks relatively robust for the third quarter. The economy is enabling Canadians to have ample discretionary income to travel domestically this summer. The competitive environment is such that most markets have two competitors who are acting rationally through this high-demand period.

With a healthy external environment and our cost advantages, we are confident about the successful absorption of our planned third-quarter capacity growth of approximately 14 per cent and the full-year outlook of 15 per cent. We expect to improve on year-over-year RASM in the third quarter.

Service into our three new destinations of Kitchener-Waterloo, Saint John and Deer Lake has been well received. We will be continuing service on a year-round basis to Kitchener-Waterloo and Saint John. As well, we announced our winter schedule in the second quarter. Highlights include further expansion into the Caribbean, including the Dominican Republic and Jamaica. In June, we were also awarded designations to fly into Mexico.

Overall, WestJet's guidance for the third quarter is that the company will continue to perform in accordance with the momentum it has established over the past several quarters.

July 31, 2007

82-34992

Form 52-109F2 - Certification of Interim Filings

I, ***Vito Culmone, WestJet Airlines Ltd., Chief Financial Officer***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of ***WestJet Airlines Ltd.*** , (the issuer) for the interim period ending ***June 30, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 3, 2007

(signed) Vito Culmone

Vito Culmone
Chief Financial Officer

82-34992

Form 52-109F2 - Certification of Interim Filings

I, ***Clive J. Beddoe, WestJet Airlines Ltd., Chief Executive Officer***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of ***WestJet Airlines Ltd.*** , (the issuer) for the interim period ending ***June 30, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 3, 2007

(signed) Clive J. Beddoe

Clive J. Beddoe
Chief Executive Officer

92-34992

FOR IMMEDIATE RELEASE

WestJet's record year continues

Brand and guest experience fuel growth

CALGARY, Alberta. August 7, 2007. WestJet today announced its seventh consecutive month of record load factors for 2007. July's 82.6 per cent load factor was up 1.1 points compared to 81.5 per cent in July 2006. These results were accompanied by capacity increases of 16 per cent to 1.27 billion ASMs (available seat miles) and increased RPMs (revenue passenger miles) of 17 per cent to 1.05 billion.

Sean Durfy, WestJet President commented, "The cornerstone of our brand is a people-driven service experience at great value fares. The delivery of this brand promise has allowed WestJet to become a formidable national brand. In particular our research shows that we have made significant strides in awareness and brand equity in central and Atlantic Canada. This success allows us to continue to add double-digit capacity in to the market and see our load factors increase. Our over 6,400 WestJetters are keeping our brand promise each and everyday. On behalf of our shareholders, I thank them for their continued efforts and success.

"Our operational performance remains strong with on-time performance of 89.5 per cent in July", continued Mr. Durfy. "This is up 1.1 percentage points from July 2006. Completion rates were 99.6 per cent for the month demonstrating our position as one of the most reliable airlines in North America."

July 2007 Traffic Results

	July 2007	July 2006	Per cent change
Load Factor	82.6%	81.5%	1.1 pts.
Available Seat Miles (ASM)	1,270.3 million	1,097.2 million	16%
Revenue Passenger Miles (RPM)	1,049.8 million	894.2 million	17%

	Year-to-date 2007	Year-to-date 2006	Per cent change
Load Factor	81.3%	78.9%	2.4 pts.
Available Seat Miles (ASM)	8,207.9 million	6,996.5 million	17%
Revenue Passenger Miles (RPM)	6,669.3 million	5,520.5 million	21%

"A strong brand also allows our revenue management team to maximize revenue. Improvement in July year over year revenue per available seat mile (RASM) was healthy."

This disclosure may contain forward-looking statements and are subject to, and may be affected by, numerous risks and uncertainties, some of which are beyond WestJet's control. WestJet's results may differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to these differences include, but are not limited to: changes in government policy, exchange rates, interest rates, disruption of supplies, volatility of fuel prices, terrorism,. general economic conditions, the competitive environment and other factors described in WestJet's public reports and filings. Forward-looking statements are subject to change and WestJet does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise.

Media Contacts:
Media Relations, Telephone: (403) 444-2615

END